ON ABOUT INFORMATION ABOUT TRIGON ABOUT

TRIGON HEALTHCARE, INC.

TRIGON

THE ONE TO COUNT ON.



ON ABOUT INFORMATION ABOUT TRIGON ABOUT

Like the Möbius strip, information forms a continuous loop. It comes from many sources and flows back to our constituents in many forms:

that can prevent illness, improve service, develop needed products and lower the cost of care;

financial and geographical that is profitable, seamless and attractive to consumers and investors;

because the more people know about their healthcare options, the wiser their decisions will be;

effective responses to in healthcare delivery and financing.

Read on for more information about the information that drives and transforms us.

TRIGON HEALTHCARE, INC. PROFILE

Trigon Healthcare, Inc. is Virginia's largest health care company, serving more than 2.1 million members. This represents more than 30 percent of the Virginia population and 37 percent of the state's fully insured premiums. In a field of about 400 plans, Trigon enjoys a market share nearly six times that of its closest competitor. The company offers indemnity, PPO and HMO networks, Medicare supplement and health management services. Trigon also administers group coverage under various self-funding arrangements and serves multi-state customers through the BlueCard® program, which links Blue plans electronically for claims submittal and payment.

Since going public in 1997, Trigon has utilized its market strength, medical management and information technology to develop some of the lowest cost trends in the managed care industry. This has allowed the company to achieve steady membership growth. Trigon's goal is to consistently deliver at least 15 percent EPS growth, excluding realized gains or losses on investment transactions. Earnings have outpaced analyst expectations in each of the 20 quarters since the IPO.

Trigon Healthcare and Trigon Insurance, the primary operating subsidiary, respectively enjoy an "A-" (Strong) counterparty credit rating and an "AA-" (Very Strong) insurer financial strength rating from Standard & Poor's. Trigon Insurance has earned the distinction of being a Standard & Poor's Security Circle insurer, meaning the company voluntarily underwent the agency's most rigorous review and earned a rating in one of the top four categories for financial strength. Additionally, A.M. Best rates Trigon Insurance and its HMOs "A" (Excellent), and Fitch Ratings rates Trigon's HMOs "AA-" (Very Strong). Both Standard & Poor's and Fitch Ratings give Trigon a "Stable" outlook, meaning they expect the ratings to remain unchanged over the next two years.

TABLE OF CONTENTS

FINANCIAL AND OPERATING

HIGHLIGHTS



Premium and Fee Revenues
(in billions)
$3
2
1
0
1998
1999
2000
2001



Diluted EPS(2)
(in dollars)
$5
4
3
2
1
0
1998
1999
2000
2001

(in millions, except per share and membership data)	2001	% change	2000	% change	1999
OPERATIONS					
Premium and fee revenues	$2,905.9	16.2%	$2,500.5	11.3%	$2,247.0
Operating income excluding 1999 nonrecurring charge[1]	139.5	45.9%	95.6	114.3%	44.6
Income before income taxes and minority interest excluding 1999 nonrecurring charge	175.7	6.0%	165.8	48.7%	111.4
BALANCE SHEET DATA					
Cash and investments	$1,838.5	3.2%	$1,781.6	2.3%	$1,741.0
Total assets	2,582.5	5.5%	2,448.5	5.8%	2,314.1
Total shareholders' equity	1,020.4	0.5%	1,014.9	8.3%	937.0
OTHER DATA					
Diluted net income per share excluding net realized losses and nonrecurring items[2]	4.09	24.7%	3.28	56.9%	2.09
FULLY INSURED ENROLLMENT[3]	1,139,693	6.2%	1,072,913	10.1%	974,717

(1) Operating income excluding 1999 nonrecurring charge is calculated as the sum of premium and fee revenues and other revenues less the sum of medical and other benefit costs, selling, general and administrative expenses and excluding the 1999 nonrecurring charge. See note 17 to the consolidated financial statements for an analysis of the nonrecurring charge. Operating income is intended to be used as a measure of operating performance of the Company's health care business and does not capture the Company's performance of its investment portfolio and the interest incurred on debt. The Company's definition of operating income may not be comparable to similarly titled measures reported by other companies and should not be construed as a substitute for, or a better indicator of, pretax profitability than income before income taxes and minority interest, which is determined in accordance with GAAP.

(2) Diluted net income per share excluding net realized losses and nonrecurring items is defined as net income excluding the after-tax impact of net realized losses on investment securities, the favorable tax benefit in 2000 and the 1999 nonrecurring charge divided by the weighted average shares outstanding for each year. The Company's definition of this non-GAAP measure may not be comparable to similarly titled measures used by other companies and should not be construed as a substitute for, or a better indicator of, company performance than net income per share, which is determined in accordance with GAAP. See note 17 to the consolidated financial statements for an analysis of the favorable tax benefit and nonrecurring charge.

(3) Excludes the fully insured enrollment for Mid-South for 1999. Total enrollment, including Mid-South and self-funded business, is 2.1 million, 2.0 million and 1.9 million as of December 31, 2001, 2000 and 1999, respectively.

Good results in a tough year. We extended our market leadership, fought inflation, improved service and invested for future success.

TO OUR

SHAREHOLDERS

While it's always a pleasure to announce good results, it's especially gratifying when good results come in a tough year. Despite a shrinking national economy and accelerating medical inflation, Trigon extended its market leadership, fought inflation, improved service and invested for future success.

- Six percent enrollment growth across the board brought in 16 percent more in premium and fee revenues. With a six percent enrollment gain typically indicating a one-point improvement in market share, Trigon improved its competitive position for yet another year. Our share of statewide premiums is nearly six times that of the closest competitor.

- Despite the steepest rise in national health care spending since 1993, Trigon kept its medical cost ratio stable. In a year when plans struggled to control overhead, we reduced our SG&A ratio by 70 basis points to 12 percent even while funding operational improvements and hiring additional staff to support increased volume.

- Service performance reached new heights, due in part to a steep rise in electronic transactions of all kinds. On-line enrollment rose 40 percent, on-line claims submissions reached 68 percent of total claims (up from 60 percent in 1999), and electronic communication with providers has gone far towards becoming the norm. By year's end, providers had reached us via the Web 1.1 million times, exceeding the expected volume by 300,000 transactions. We now process well over 100,000 transactions a month over our Point of Care provider link. In the national BlueCard program, great service earned Trigon the distinction of being recognized as the best Blue plan at handling out-of-state claims.

- The year saw the inception of major infrastructure projects promising sustained growth in operational efficiency. We broke ground on a combined headquarters and operations center that will consolidate diverse units into a single site, reduce the number of leased sites and lower our operating costs over the long term. In information technology, the company continued its move toward a centralized engine of corporate health data—what we call the "information layer."

Superb results in a tough market were achieved through the stewardship of vast amounts of medical and financial information. In 2001, we took a closer look at our performance than ever before. Organizational changes coinciding with the arrival of President John Coyle helped us sharpen our focus on organizational performance, HIPAA compliance and information management. Along with this realignment, Sales and



John W. Coyle, *President & COO*
Thomas G. Snead, Jr., *Chairman & CEO*
Thomas R. Byrd, *Sr. Vice President & CFO*

Marketing functions were realigned to leverage our talent and enhance our responsiveness to the market. A new Center for Business Excellence (the location of our group portrait above) was built to promote face-to-face exchange across divisional boundaries. Trigon actuaries, economists and biostatisticians mined our 100 million-claim database to more precisely forecast medical trends and define the drivers of clinical quality and customer satisfaction. All these initiatives broke down internal barriers, revealed patterns and opportunities, fostered creative problem solving and led to positive action. This is why our annual report salutes the theme captured in the cover graphic: "Information About Trigon/Trigon About Information."

Getting the most out of our information lets us give the most to our constituents. With over two million members served by 12,000 physicians and over 13,000 covered procedures in our policies, we have the answers that employers, doctors, patients and others seek. We conceptualize our position as being at the "hub" of a health care universe. From this central point we deliver value to:

- Groups—Employers desire choice and cost control in a delicate balance, so Trigon looks carefully at their purchasing decisions when designing and underwriting product offerings. While higher-cost PPO products remained popular in 2001, growing at 10 percent, we saw stirrings of employer interest in more patient cost-sharing and created benefits accordingly. Besides greater economy for the group, these benefits also increase member engagement at the dawn of what some market watchers are calling the "era of the customer." Renewals spread throughout the year and our actuaries' ability to discern utilization patterns also helped us keep ahead of changes in demand. Evidence shows these efforts help us win new groups and maintain good relations with existing ones. Overall group member retention stayed above 95 percent, and we gained enrollment from all of our primary competitors. Our health management subsidiary HMC, which relies heavily on our data capabilities, experienced record sales and retention rates.
- Providers—In 2001, we deepened our rapport with the medical community by forming new specialty provider committees, expanding performance criteria to emphasize quality and instituting new drug value and safety programs, all tailored to the individual physician. Success in these endeavors depends on the credibility of

> *Mining vast amounts of data, we broke down barriers, revealed opportunities and took positive action. This is why we salute the theme "Information About Trigon/Trigon About Information."*

our data and its potential for improving the doctor's practice. We've clearly earned their trust: satisfaction levels among Trigon doctors are eight times that of our nearest competitor. Building upon this solid foundation, we launched statewide and national educational initiatives. One of these, a conference on patient safety, brought together 400 health care professionals, government officials and business executives to discuss the creation of a "culture of safety" in Virginia. Another effort, intensified collaborative efforts to promote correct antibiotic use, has produced empirical evidence of behavior change in response to Trigon-supplied information.

- **Patients**—Through new information tools, we have a better understanding of our members' health needs than ever before. Predictive modeling techniques used in disease and case management were greatly refined, allowing us to match members who have long-term health problems with the services most likely to work for them. Because sometimes what patients need most is the facts, we overhauled our Web site to offer authoritative health information with customization features that lead users straight to the material they want.

- **Other Blue Plans**—Trigon did more business with other Blue Cross Blue Shield plans than ever before thanks to the BlueCard, which coordinates service and claims functions across plans. As a result, we are serving a growing share of self-funded business outside Virginia. Last year, we generated savings for customers of almost a quarter billion dollars in negotiated discounts ($80 million more than in 2000) and helped extend the overall Blue market share—while attaining award-winning service levels.

The information-based systems, services and strategies described here and in the following pages put us in an exceptionally strong position for 2002. This strength is welcome, necessary and timely. I believe the managed care industry is at an inflection point due to such factors as demographic change, promising new therapies, drug marketing, consumer activism and rapid consolidation in the industry, especially among Blue plans. Because of steps we took in 2001 to improve our handling of information, we are ready to meet these conditions head-on, controlling costs, delighting constituents and preparing for continued growth.

Sincerely,

Thomas G. Snead, Jr.





Turning information into knowledge is a high tech *and* high touch affair. At left, the Data Center's storage system archives data on 20,000 one-gigabyte tapes. Barcode-based retrieval means tapes can be returned to any empty slot. At right, Betty Minton of Charlottesville shares good news with Karen Bohnke, the Health Management Corporation nurse who helps her manage her diabetes. Over the past year, Mrs. Minton's blood sugar levels have declined considerably, she stopped smoking and her weight is under control. The disease management program that brought them together uses industry-leading mathematical models to find the most promising candidates for one-to-one care.

INFORMATION FOR KNOWLEDGE

is what information becomes when the mind grasps its meaning. At Trigon, the conversion of information into knowledge takes many forms, from an on-call nurse listening to a patient's symptoms to a mainframe computer scanning code for signs of fraud. Whether the objective is health improvement, cost control or service delivery, the process isn't complete until knowledge unfolds into action.



- **"Data mining"** helped Trigon better identify members likely to need intensive medical services. Our latest predictive models more than doubled the accuracy of earlier and competing versions. With these models, we can enroll members sooner in programs to help them manage their conditions. Insights from data mining thus empower patients and caregivers.

- **Improved cost analysis tools** were introduced, such as reporting of drug outlays per condition, and disparate systems were linked, saving time and eliminating hassles. Last August, Trigon deployed these assets in a global review of over 12 million medical and drug claims. With unprecedented clarity, analysts discerned spending cycles, separated causes from effects, gauged the impact of medical management and selected targets for positive action. For instance, new knowledge about certain high-cost procedures will help us improve our underwriting models, while geographic variation in some elective surgeries is being addressed through one-to-one dialogue with physicians.

- **A quality sampling process** tracks service variations and reports results at the individual and team level in near real time. This adaptation of a method used in manufacturing was a breakthrough in managed care. It provides employees with knowledge to help them focus more closely on the customer. Service levels have risen throughout the year, with claims inventories and on-hold times improving by more than 30 percent. New customer loyalty surveys and post-encounter interviews confirm the perception as well as the fact of quality.

- **To coordinate these advances,** divisions for organizational performance and e-business development were created and sales functions were integrated. The resulting structure breaks down restrictive product- and location-oriented job definitions, inspires idea sharing and respects the diverse ways information becomes knowledge. Our new Center for Business Excellence expresses this commitment architecturally with modular workspaces and electronically connected meeting areas.


43
44
45



Trigon and Virginia are building roadways for growth. At left, cables bring the Web into Trigon's Hub room. Physical data infrastructure upgrades boost "scalability," meaning our systems can accommodate vastly increased levels of future demand. At right, engineer Herb Morgan's Pocahontas Parkway epitomizes scalability. Years of business growth gave rise to Central Virginia's largest construction project, set to open in 2002. Although Trigon insures several hundred workers at the site, the real connection is a shared vision. From innovative public-private financing to "smart" tollbooths that use optical character recognition (the technology Trigon uses to scan claims), the builders' view of an economically vibrant Virginia enjoying fast, easy access to services is Trigon's as well.

INFORMATION FOR

GROWTH

is fueled by information. Data from a growing member base helps Trigon develop more attractive products, more responsive services and pricing better tied to risk. The result: a rising Virginia market presence with strong group retention and a premium growth rate more than one and a half times the state average. New multi-state groups and disease management contracts supply information that will advance our regional strategy. On the cost side, a medical cost ratio beneath our rivals' further strengthens our competitive position.



- Trigon remains the leader in premiums earned, according to Virginia Bureau of Insurance filings, with 2000 figures (the latest available) showing we extended our lead to 37 percent—nearly six times the share of our nearest competitor. The increase in our premiums was higher than the *total* premium intake of all but three rivals. Our largest competitors experienced lower premiums, market share or both.

- The BlueCard program made 2001 a banner year in national accounts. The program, which links all 44 Blue plans into a super-network of 81½ million members and 560,000 providers, set records for transaction volumes, negotiated discounts and administrative efficiency. Trigon starred in this success story, earning top honors for service to other plans' members. The BlueCard's growing clout helped Trigon win multi-state clients and push self-funded enrollment well over 750,000.

- Trigon subsidiary HMC, a "top ten" health management company (see page 14), grew rapidly in 2001. Thanks to new contracts with other Blue Cross and Blue Shield plans, HMC quadrupled the number of enrollees in its disease management programs. The company is expanding so fast it opened a second call center to handle the increased volume.





Customers and providers trust our systems to perform without fail. Our upgraded Network Operations Center, at left, keeps tabs on our 300-plus server network. With proactive "health checks" of all our connections to the outside world, we don't have to wait until the phone rings to correct a problem. Earning and maintaining the trust of network physicians also require ongoing communication. Dozens of advisory bodies bring doctors and Trigon representatives together throughout the year. At right, Kevin Barger of Trigon's Medical Management Division learns about new diagnostic procedures from Dr. Unyime O. Nseyo and other urologists at a steering committee meeting. Trigon representatives and specialists meet quarterly to explore opportunities for safer, more cost-effective medicine. Record high approval ratings confirm the value of working closely with the medical community.

INFORMATION FOR

SHARING

information is one of the best ways to promote high quality, cost-effective care. Targeted investments in information sharing technologies help Trigon provide round-the-clock service, eliminating time-consuming waits while cutting administrative costs for many routine functions. By sharing individualized profiles and evidence-backed reports of best practices, we give participating doctors tools to evaluate the healing they deliver.



- In 2001, Trigon's Web-based Point of Care came into its own as a communications tool for providers. New features such as reports on demand, specialist referrals and hospital admission precertification helped make Point of Care a popular alternative to phone inquiries—more than 100,000 times a month. Due to Point of Care, provider call levels remained flat despite strong enrollment growth.

- According to a national study, a quarter of all hospitalizations occur because of problems with prescription medicines. To help prevent these avoidable problems, we began sharing information with prescribers and pharmacists. Special software scans drug and medical claims for signs of potentially dangerous interactions or patient noncompliance. Over 70,000 alerts were automatically generated in 2001, resulting in prescription changes in half the cases.

- Results from two established programs show that sharing performance information with doctors can effectively promote best practices. For a third year, average scores have risen in PerformanceExtra, a bonus program for HMO primary care doctors that rewards quality of care, technology use and accessibility to our members. Results from the 2001 Quality In-Sights study of antibiotic use for cold-like symptoms show that after two years of profiling, doctors in our service areas comply with federal guidelines at markedly higher rates.





Every change brings a demand for greater speed. Trigon acknowledges this fact with the purchase of fully automated data retrieval equipment built to handle traffic 40 times the present level in less time than the previous system. The tape drive system shown at left can hold up to 52.6 trillion bytes of data—roughly 18 billion claims—on 2,600 cartridges, yet it takes the robot arm just over two seconds to find and load a tape requested from any Trigon location. What that means to our constituents can be seen at right: an authorized Point of Care user with an Internet-enabled handheld device can check on a claim from the road and find out if it's been paid before her tank is filled.

INFORMATION FOR CHANGE

is a fact of life in managed care. The demographic, economic, clinical and regulatory landscape is constantly shifting. A health plan with a deep regional information base can sense emerging trends early, accurately distinguishing one-time blips from paradigm shifts. When that company makes a practice of growing its technical infrastructure and business plan together, it can embrace new realities with minimal friction. Trigon designs its systems and procedures to foresee change and act quickly with appropriate products, services and partnerships.



- **Changing customer preferences** can affect a health plan's market position. To better grasp purchasing dynamics, we followed 700 diverse consumers through a series of interviews and computer simulations. Their responses helped us anticipate the impact of product and pricing alternatives. Based on this knowledge and expected changes in employer buying power, we began offering a low-cost pharmacy option with a front-end deductible. We are starting to see a slow but steady migration into these and other lower-premium products, a trend we anticipate will speed up in 2002, especially in the small and mid-size markets.

- **With 100 million Americans** seeking health information on the Internet and 35% of large employers using on-line tools in benefits administration, a plan's Web site must empower, not just serve, users. Therefore, we remodeled trigon.com with expanded provider search capabilities and personalized content that respects user preferences. Our Customer Information System gives larger groups the latest utilization and enrollment data on-line and lets them configure reports their way. These and other e-health improvements speed up service, increase accuracy and help reduce costs.

- **Some of our biggest preparations** for change occurred at home. Computer telephony integration (CTI) streamlined service operations, cutting call-handling time nearly in half. After finishing an architecturally and technologically advanced Center for Business Excellence, we broke ground on a major expansion of corporate headquarters. Information technology assets built into the $84 million project will create a single depot for all company information, scalable over decades of growth and ready to integrate with external systems.

2001 HIGHLIGHTS



Rising Enrollment 2000–2001
(in millions)
1.5
1.0
0.5
0
PPO
HMO
PAR
Total Risk
Self-Funded PAR/PPO
December 31, 2000
December 31, 2001



More Antibiotic Scripts Meeting
CDC Guidelines 1999–2001
60%
50%
40%
30%
20%
10%
0
HMO
PAR/PPO
1999
2000–2001



Service Improvement
During 2001
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
Provider Hold Time decreased by 42%
Member Hold Time decreased by 30%
Claims Cycle Time decreased by 17%
Service Quality improved by 8%
Employee Commitment improved by 15%

THE YEAR IN SALES

Added more than 122,000 members by year's end, an all-time record. Achieved over 95% average group member retention. Net enrollment growth was six percent, in line with our forecasts throughout the year. In the self-funded market, enrollment grew eight percent. PPO and HMO enrollment both climbed 10%. With strong enrollment growth in the individual and small-business segments (12% and 7% respectively), created a Small Accounts Unit to focus on the 1-14 market. At mid-year, rolled out lower-cost product options to mitigate premium increases. Health management subsidiary HMC enrolled 150,000 new participants, mostly members of other Blue plans.

THE YEAR IN HEALTH

Received National Committee on Quality Assurance full accreditation for PPO, the first awarded in Virginia. Maintained NCQA's "excellent" rating for HMO and Medicaid products. Expanded campaign to curb antibiotic misuse and produced first concrete evidence of success. Redesigned provider profiling standards focusing on quality, patient satisfaction and HEDIS reporting. Sponsored statewide conference on patient safety. Physician satisfaction survey showed Trigon leading rivals by eight to one in a widening gap. Health management subsidiary HMC named a top ten disease management company in an influential industry report by Health Industries Research Companies. Implemented predictive modeling in proactive case management. Expanded our collaboration with specialists with five new advisory groups.

THE YEAR IN SERVICE

Improved average speed of answer, claims inventories and cycle times by significant margins. Created In-Line Quality program—a joint effort by Corporate Audit, Service Operations, Information Services and Human Resources—for more timely and relevant measurement of service quality. Employee commitment levels in Service Operations beat the national average by nearly two to one according to a Walker Information report, and turnover was the lowest in recent years. Voted top "host plan" by fellow Blue Cross Blue Shield plans whose members file claims with us. Replaced benefits book with new Owner's Manual, an easy to understand guide printed on demand at a quarter of the cost.

Leading
Market Share


Trigon
36.7%
381 Others
36%
Sentara
6%
Aetna
6%
CIGNA
6%
MAMSI
4%
United
4%

Source: Virginia Bureau of Insurance based on 2000 fully insured premiums (latest figures available)

Point of Care Transactions
per Quarter (in thousands)


400
300
200
100
0
Apr-Jun '00
Jul-Sept '00
Oct-Dec '00
Jan-Mar '01
Apr-Jun '01
Jul-Sept '01
Oct-Dec '01

Trigon
Home Page 2001


Welcome to
Trigon!
Health Plans
Trigon News
Health Resources

THE YEAR IN FINANCE

Operating income reached a new high of $139.5 million. Earnings per share (excluding realized gains and losses) rose to $4.09, exceeding Wall Street expectations for the fifth year in a row, while administrative ratio declined for the third consecutive year to 12%. Bureau of Insurance data revealed growing market share. Contracted with a syndicate of financial institutions for a new revolving credit line of $300 million. Financial Investigations recovered nearly $2 million and opened 189 cases. Coverage by rating agencies continued to be favorable with all agencies reaffirming or raising their ratings.

THE YEAR IN E-COMMERCE

Point of Care transactions with providers up 325% over 2000, with the million transaction mark reached in November, three months ahead of schedule. Electronic enrollment increased by 40%; 350,000 members enrolled electronically. Implemented and marketed the Web-based Customer Information System, which allows large group benefits managers flexibility in the tracking and presentation of health care expense data. Released new version of Web broker tool featuring on-line updates for rates and enrollment materials and a new application and proposal generator. Expanded corporate Website with new provider directory and member service functions, including detailed information about participating physicians' practices.

THE YEAR AT HOME

Welcomed President and COO John Coyle and revised organization chart with new cross-functional areas. Began vast headquarters renovation and building project and opened multidisciplinary Center for Business Excellence. Implemented new digital telephony environment with computer interface and voice logging system. Recognized by *Information Week* magazine as one of America's top 500 information technology companies. Received national award for best practices implementation of optical character recognition technology. Human Resources implemented six major new self-service applications, including Web-based time reporting, performance review, training courses, and benefits enrollment. Launched new employee Intranet. Led United Way campaign and raised a record setting $900,000 in contributions. Donated over half a million dollars to Virginia's free clinics. Contributed $50,000 to the American Red Cross following the September 11 terrorist attacks.

FINANCIAL TABLE OF CONTENTS

QUARTERLY FINANCIAL INFORMATION

Quarters ended	March 31	June 30	September 30	December 31
	(in thousands, except per share data)			
2001				
Total revenues	$728,163	722,706	732,996	791,102
Income before income taxes and minority interest	48,770	39,716	23,614	63,638
Net income	32,400	26,469	15,761	41,430
Earnings per share				
Basic net income	0.87	0.73	0.44	1.16
Diluted net income	0.84	0.71	0.43	1.13
2000				
Total revenues	$629,162	645,239	666,479	670,715
Income before income taxes and minority interest	42,725	39,584	52,885	30,560
Net income	28,218	28,764	33,998	21,029
Earnings per share				
Basic net income	0.74	0.77	0.91	0.56
Diluted net income	0.73	0.75	0.88	0.54
OTHER DATA				
2001				
Operating income(1)	$ 31,481	33,003	37,964	37,068
Diluted net income per share excluding net realized gains (losses)(2)	0.95	1.00	1.08	1.06
2000				
Operating income(1)	$ 16,825	22,981	30,006	25,761
Diluted net income per share excluding net realized gains (losses)(2)(3)	0.70	0.87	0.92	0.86

(1) Operating income is calculated as the sum of premium and fee revenues and other revenues less the sum of medical and other benefit costs and selling, general and administrative expenses. It differs from income before income taxes and minority interest because it excludes both income and net realized gains or losses from investment securities and interest expense on debt. Operating income is intended to be used as a measure of operating performance of the Company's health care business and does not capture the Company's performance of its investment portfolio and the interest incurred on debt. The Company's definition of operating income may not be comparable to similarly titled measures reported by other companies and should not be construed as a substitute for, or a better indicator of, pretax profitability than income before income taxes and minority interest, which is determined in accordance with GAAP.

(2) Net income per share excluding net realized gains (losses) is defined as net income excluding the after-tax impact of net realized gains (losses) on investment securities divided by the weighted average shares outstanding. Investors use these calculations as a measure of profitability excluding the variability of net realized gains or losses on investment securities. The Company's definition of this non-GAAP measure may not be comparable to similarly titled measures used by other companies and should not be construed as a substitute for, or a better indicator of, company performance than net income per share, which is determined in accordance with GAAP.

(3) The June 30, 2000 amount includes the favorable tax benefit of $2.7 million, or $0.07 per common diluted share, realized on the sale of a subsidiary. Excluding this tax benefit, net income per share excluding net realized gains (losses) for the period would have been $0.80. (See note 17 to the consolidated financial statements.)

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

Years ended December 31,	2001	2000	1999	1998	1997
	(in thousands, except per share and ratio data)				
STATEMENT OF OPERATIONS DATA					
Revenues					
Premium and fee revenues	$2,905,945	2,500,528	2,247,036	2,049,346	1,909,349
Investment income, net realized gains (losses) and other revenues	69,022	111,067	99,392	187,006	153,123
Total revenues	$2,974,967	2,611,595	2,346,428	2,236,352	2,062,472
Net income	$ 116,060	112,009	20,463	123,572	95,053
Earnings per share[1]					
Basic net income	$ 3.20	2.98	0.50	2.92	1.87
Diluted net income	$ 3.11	2.90	0.49	2.88	1.86
Pro forma earnings per share[2]					
Basic and diluted pro forma net income	$ —	—	—	—	2.23

December 31,	2001	2000	1999	1998	1997
BALANCE SHEET DATA					
Cash and investments	$1,838,524	1,781,652	1,741,045	1,590,022	1,370,868
Total assets	$2,582,464	2,448,492	2,314,115	2,174,225	1,928,820
Total borrowings[3]	$ 299,660	275,448	248,039	89,339	90,147
Total liabilities	$1,562,044	1,433,630	1,377,158	1,103,001	970,083
Total shareholders' equity	$1,020,420	1,014,862	936,957	1,071,224	958,737

Years ended December 31,	2001	2000	1999	1998	1997
	(in thousands, except per share and ratio data)				
OTHER DATA					
Commercial medical cost ratio[4]	81.2%	80.6%	82.6%[6]	82.5%	83.5%
Selling, general and administrative expense ratio[4]	12.0%	12.7%	15.0%[6]	12.8%	12.4%
Operating income (loss)[5]	$ 139,516	95,573	(35,297)[6]	31,556	21,248
Operating margin ratio[5]	4.8%	3.8%	(1.6)%[6]	1.5%	1.1%
Diluted net income per share excluding net realized gains (losses)[7]	$ 4.09	3.35[8]	0.84[8]	1.71	—
Diluted pro forma net income per share excluding net realized gains[7]	$ —	—	—	—	1.40

(1) Reflects net income and net income per share for the period after February 5, 1997, the effective date of the Demutualization and Initial Public Offering (IPO). For 1997, net income after Demutualization and IPO was $79 million.

(2) Pro forma per share data for 1997 gives effect to the Demutualization and IPO as if they had taken place on January 1, 1996 using the assumptions in the Company's pro forma presentation in its Form S-1 filed in connection with its IPO with the Securities and Exchange Commission in 1997.

(3) The amounts reported for 2000 and 2001 include the current and noncurrent portions of the commercial paper liability while the amounts reported for 1997 to 1999 represent the noncurrent liability for a revolving credit facility repaid during 2000 with the issuance of the commercial paper. (See note 11 to the consolidated financial statements.)

(4) The commercial medical cost ratio is calculated as a percentage of commercial premiums. The selling, general and administrative expense ratio is calculated as a percentage of total revenues excluding amounts attributable to claims under self-funded arrangements, investment income and net realized gains (losses).

(5) Operating income is calculated as the sum of premium and fee revenues and other revenues less the sum of medical and other benefit costs and selling, general and administrative expenses. It differs from income before income taxes and minority interest because it excludes both income and net realized gains or losses from investment securities and interest expense on debt. Operating income is intended to be used as a measure of operating performance of the Company's health care business and does not capture the Company's performance of its investment portfolio and the interest incurred on debt. The operating margin ratio is calculated by dividing operating income by the sum of premium and fee revenues and other revenues. The Company's definition of operating income and the resulting operating margin ratio may not be comparable to similarly titled measures reported by other companies and should not be construed as a substitute for, or a better indicator of, pretax profitability than income before income taxes and minority interest, which is determined in accordance with GAAP.

(6) Operating income and the selected ratios for 1999 include the pretax charge of $79.9 million related to a subsidiary's exit of the health insurance market. (See note 17 to the consolidated financial statements.) Excluding this item, operating income and the selected ratios for 1999 would have been: operating income, $44.6 million; commercial medical cost ratio, 81.4%; selling, general and administrative expense ratio, 13.2%; and operating margin ratio, 2.0%.

(7) Net income per share excluding net realized gains or losses is defined as net income excluding the after-tax impact of net realized gains or losses on investment securities divided by the weighted average shares outstanding. Pro forma net income excluding net realized gains per share is calculated as pro forma net income per share excluding the pro forma after-tax amounts for net realized gains divided by pro forma weighted average shares outstanding. Investors use these calculations as a measure of profitability excluding the variability of net realized gains or losses on investment securities. The Company's definition of this non-GAAP measure may not be comparable to similarly titled measures used by other companies and should not be construed as a substitute for, or a better indicator of, company performance than net income per share, which is determined in accordance with GAAP.

(8) The 1999 amount includes the after-tax charge of $51.9 million, or a loss of $1.25 per common diluted share, related to a subsidiary's exit of the health insurance market. Excluding this charge, diluted net income per share excluding realized losses for 1999 would have been $2.09. The 2000 amount includes the favorable tax benefit of $2.7 million, or $0.07 per common diluted share, realized on the sale of a subsidiary. Excluding this tax benefit, net income per share excluding realized losses for 2000 would have been $3.28. (See note 17 to the consolidated financial statements.)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Substantially all of the revenues of Trigon Healthcare, Inc. and subsidiaries (collectively, Trigon or the Company) are generated from premiums and fees received for health care services provided to its members and from investment income. Trigon's expenses are primarily related to health care services provided which consist of payments to physicians, hospitals and other providers. A portion of medical cost expenses for each period consists of an actuarial estimate of claims incurred but not reported to the Company during the period. The Company uses paid claims and completion factors based on historical payment patterns to establish this actuarial estimate. The Company's results of operations depend in large part on its ability to accurately predict and effectively manage health care costs. The economic factors related to health care costs have a direct impact on the risks associated with the Company's business. The potential negative effect of escalating health care costs as well as any changes in the Company's ability to negotiate favorable rates with its providers may produce risks to the Company's market growth due to its impact on the affordability of health care insurance. Health care costs and other economic factors contributing to the number of the uninsured may create the potential for increased government regulation and its inherent costs. The economic conditions specific to Virginia may have an adverse impact on the Company due to the concentration of the Company's business in Virginia. Management continually monitors these risks and their expected impact on the Company's business.

The Company divides its business into four reportable segments: health insurance, government programs, investments and all other. Its health insurance segment offers several network products, including health maintenance organizations (HMO), preferred provider organizations (PPO) and traditional indemnity products with access to the Company's participating provider network (PAR) as well as Medicare supplement plans. Within the Company's health insurance network product offerings, employer groups may choose various funding options ranging from fully-insured to partially or fully self-funded financial arrangements. While self-funded customers participate in Trigon's networks, the customers bear all or portions of the claims risk.

The government programs segment includes the Federal Employee Program (FEP). Through its participation in the national contract between the Blue Cross and Blue Shield Association and the U.S. Office of Personnel Management (OPM), the Company provides health benefits to federal employees in Virginia. FEP revenues represent the reimbursement by OPM of medical costs incurred including the actual cost of administering the program, as well as a performance-based share of the national program's overall profit. The Company discontinued its role as a claims processing intermediary for the federal government with the Medicare Part A program in Virginia and West Virginia, effective August 31, 1999. Additionally, the Company discontinued its role as the primary provider of computer processing capabilities for Medicare Part A claims processing to certain other Blue Cross and Blue Shield plans during November 1999. As fiscal intermediary for Medicare, the Company allocated operating expenses to this line of business to determine reimbursement due for services rendered in accordance with the contracts in force. Medicare claims processed under this arrangement were not included in the consolidated statements of operations and the reimbursement of allocated operating expenses was recorded as a reduction of the Company's selling, general and administrative expenses.

All of the investment portfolios of the consolidated subsidiaries are managed and evaluated collectively within the investment segment. The Company's other health-related business, including disease management programs, benefits administration, health promotion and similar products, is reflected in an "all other" category.

ENROLLMENT

The following table sets forth the Company's enrollment data by network:

As of December 31,	2001	2000	1999
Health Insurance			
Commercial			
HMO	301,231	272,546	274,184
PPO	540,362	488,645	378,406
PAR	119,569	134,166	151,673
Medicaid/Medicare HMO(1)	61,777	58,021	51,404
Medicare supplement	116,754	119,535	119,050
Total commercial	1,139,693	1,072,913	974,717
Self-funded	776,486	721,361	677,545
Total health insurance	1,916,179	1,794,274	1,652,262
Government			
Federal Employee Program (PPO)	221,757	221,056	216,089
Total	2,137,936	2,015,330	1,868,351

(1) The Company exited from the Medicare HMO market effective January 1, 2000; 1999 reflected 2,230 members.

PREMIUM AND PREMIUM EQUIVALENTS BY NETWORK

The following table sets forth the Company's premium and premium equivalents by network (in thousands):

Years ended December 31,	2001	2000	1999
Health Insurance			
Commercial			
HMO	$ 488,565	435,789	397,715
PPO	1,003,279	793,778	550,407
PAR	265,290	274,806	284,587
Medicaid/Medicare HMO	141,860	120,147	104,604
Medicare supplement	267,179	247,013	229,824
Total commercial excluding Mid-South	2,166,173	1,871,533	1,567,137
Self-funded	1,629,506	1,392,998	1,216,427
Total health insurance excluding Mid-South	3,795,679	3,264,531	2,783,564
Government			
Federal Employee Program (PPO)	529,491	464,303	448,676
Total excluding Mid-South	4,325,170	3,728,834	3,232,240
Mid-South, commercial	—	—	97,124
Total	$4,325,170	3,728,834	3,329,364

OPERATING INCOME

The following table sets forth the components of the Company's operating income and reconciliation to income before income taxes and minority interest (in thousands):

Years ended December 31,	2001	2000	1999
Premium and fee revenues	$2,905,945	2,500,528	2,247,036
Other revenues	20,105	23,637	24,218
Total operating revenues	2,926,050	2,524,165	2,271,254
Medical and other benefit costs	2,263,791	1,951,783	1,804,362
Selling, general and administrative expenses	522,743	476,809	502,189
Total operating expenses	2,786,534	2,428,592	2,306,551
Operating income (loss)(1)	$ 139,516	95,573	(35,297)
Investment income	105,247	114,453	97,131
Net realized losses	(56,330)	(27,023)	(21,957)
Interest expense	(12,695)	(17,249)	(8,359)
Income before income taxes and minority interest	$ 175,738	165,754	31,518

(1) Operating income for 1999 includes the pretax charge of $79.9 million related to a subsidiary's exit of the health insurance market. (See note 17 to the consolidated financial statements.) Excluding this item, operating income for 1999 would have been $44.6 million.

Operating income is calculated as the sum of premium and fee revenues and other revenues less the sum of medical and other benefit costs and selling, general and administrative expenses. It differs from income before income taxes and minority interest because it excludes both income and net realized gains or losses from investment securities and interest expense on debt. Operating income is intended to be used as a measure of operating performance of the Company's health care business and does not capture the Company's performance of its investment portfolio and the interest incurred on debt. The Company's definition of operating income may not be comparable to similarly titled measures reported by other companies and should not be construed as a substitute for, or a better indicator of, pretax profitability than income before income taxes and minority interest, which is determined in accordance with GAAP.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Premium and fee revenues increased 16.2% to $2.91 billion in 2001 from $2.50 billion in 2000. The $405.4 million increase is due to a combination of enrollment growth and rate increases in the Company's health insurance segment's HMO and PPO networks, offset by expected declines in the segment's PAR network enrollment. Commercial revenue increased 15.7% to $2.2 billion in 2001 from $1.9 billion in 2000, driven by a 6.2% increase in members and rate increases. Premium revenues on a per member per month basis for the Company's commercial business increased 8.7% to $163.40 in 2001 from $150.39 in 2000. Self-funded margins increased $45.6 million or 27.7%. The improvement is a result of 7.6% higher enrollment, a 16.8% increase in margin per member per month and the elimination of a $3.0 million allowance established in 2000 to cover possible claims run-out for a self-funded group that previously declared bankruptcy. During the first quarter of 2001, the group pre-funded this amount making the allowance no longer necessary. The government segment's FEP revenues increased 14.0% to $529.5 million in 2001 from $464.3 million in 2000 due to increased medical costs to be reimbursed by OPM.

Total enrollment increased to 2,137,936 as of December 31, 2001 from 2,015,330 as of December 31, 2000. The increase of 122,606 was a result of a 121,905 increase in the Company's health insurance segment and a 701 increase in the government segment. The health insurance enrollment increase was the result of a 66,780 increase in commercial enrollment, a 6.2% increase, and a 55,125 increase in self-funded enrollment, a 7.6% increase. Enrollment in the HMO network, which accounts for 31.9% of the total commercial enrollment, increased by 9.8% over the prior year. Enrollment in the PPO network as of December 31, 2001 increased 10.6% over December 31, 2000 and accounts for 47.4% of the Company's commercial enrollment. Growth in PPO was offset by an expected decline of 10.9% in the Company's PAR network as members continue to migrate into more tightly managed networks. The PAR network enrollment represents 10.5% of the Company's commercial enrollment.

Investment income decreased 8.0% to $105.2 million in 2001 from $114.5 million in 2000. The decline is due to continued purchases under the stock repurchase program affecting the amount available for investment and the impact of declining interest rates. Net realized losses increased to $56.3 million in 2001 from $27.0 million in 2000. The net realized losses for 2001 consist of $59.8 million of net realized losses on investments and a $3.5 million gain on the sale of Trigon Administrators, Inc. The increase in realized losses was primarily from equity-indexed investment losses reflecting the impact of various market factors, the repositioning of the underperforming medium-quality bond portion of the portfolio during the second quarter of 2001 and normal portfolio turnover during a period of declining prices for equities. In March 2001, the Company sold Trigon Administrators, Inc. and its Property and Casualty Division, which provides workers' compensation, liability and short-term disability services.

Medical costs increased 16.0% to $2.26 billion in 2001 from $1.95 billion in 2000. The $312.0 million increase is a result of growth in the health insurance segment's commercial enrollment, continued increased medical costs and an increase in the government segment's FEP medical costs reimbursed by OPM. The medical cost per member per month for the Company's commercial business increased 9.5% to $132.61 in 2001 from $121.14 in 2000. Outpatient facility, pharmacy and an increase in acute inpatient surgeries were the primary drivers of the 9.5% medical cost trend as compared to a 7.2% trend in 2000. When combined with the premium per member per month trend of 8.7%, the medical cost ratio on commercial business increased to 81.2% in 2001 from 80.6% in 2000. Through constant monitoring of medical cost trends, the Company has taken appropriate pricing and cost control actions to maintain a medical cost ratio near the mid-point of its long stated target range of 80% to 82%. In addition to pricing actions, the Company took the following actions. First, it continues its efforts to negotiate with providers for the best unit cost with reasonable inflationary adjustments. Secondly, the Company has undertaken a number of initiatives to mitigate increasing pharmacy trends. "Prescribing Value" is a quarterly prescription education report sent to top prescribing physicians. The Company launched its "Generics First" program in late 2001 which provides free generic samples to physicians with the intent of making it more likely that brand drugs will be replaced with an appropriate generic. The Company is also helping physicians by monitoring patient drug therapies on a whole case basis looking for possible problems such as adverse interactions and sub-optimal therapy. Based on preliminary analysis, the Company believes these programs are helping to attenuate both utilization and unit cost trends. Finally, steps were taken mid-year to increase the patient-pay on certain procedures. The Company will continue to develop and bring to market product initiatives designed to make a meaningful impact on utilization-driven medical inflation. This should be especially effective when combined with ongoing physician collaboration initiatives where the goal is to engage both the member and the physician in the medical cost dialogue.

SG&A expenses increased $45.9 million to $522.7 million in 2001 from $476.8 million in 2000. This increase is attributed to the incremental commissions and operating costs resulting from the enrollment increase and continuing investments in technology. Administrative expenses for 2001 also included a $3.2 million write-off in the first quarter of previously capitalized software related to the Company's e-distribution initiative. The SG&A ratio decreased to 12.0% in 2001 from 12.7% in 2000. The reduced SG&A ratio demonstrates the leveraging impact of revenue growth. Increased revenue growth has allowed the Company to cover inflation and volume growth, as well as make investments in the business to gain operational improvements and efficiencies while simultaneously improving the SG&A ratio.

Interest expense in 2001 was $12.7 million compared to $17.2 million in 2000. The decrease in interest expense is due to declining interest rates on short-term borrowings in 2001 that more than offset the impact resulting from an increase in the average amount of commercial paper outstanding during the year.

Income before income taxes and minority interest increased $9.9 million to $175.7 million in 2001 from $165.8 million in 2000. The increase is a result of a $43.9 million increase in operating income, lower interest expense of $4.5 million, and the $3.5 million realized gain on sale of Trigon Administrators, Inc., offset by an increase in net realized losses on investment securities of $32.8 million and decreased investment income of $9.2 million.

The effective tax rate on income before income taxes and minority interest for 2001 and 2000 was 33.1% and 30.2%, respectively. The effective tax rate for 2000 includes a $2.7 million tax benefit realized during the second quarter of 2000 related to the sale of the Company's subsidiary, Mid-South Insurance Company (Mid-South). Excluding this tax benefit, the effective tax rate for 2000 was 31.9%. The effective tax rates for 2001 and 2000, excluding the $2.7 million tax benefit in 2000, differ from the statutory tax rate of 35% primarily due to the Company's investments in tax-exempt municipal bonds that reduce the effective tax rate by the effect of the tax-exempt investment income earned.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Premium and fee revenues increased 11.3% to $2.50 billion in 2000 from $2.25 billion in 1999. The $253.4 million increase is due to a combination of enrollment growth and rate increases in the Company's health insurance segment's HMO and PPO networks, offset by expected declines in the segment's PAR network enrollment and the third quarter 1999 Mid-South market exit. Commercial revenue from the Virginia HMO, PPO and PAR networks increased 19.4% to $1.87 billion in 2000 from $1.57 billion in 1999, driven by a 10.1% increase in members. The Mid-South market exit resulted in a $97.1 million decrease in commercial revenue. Overall, premium revenues on a per member per month basis for the Company's commercial business increased 8.2% to $150.39 in 2000 from $138.94 in 1999. Self-funded margins increased $30.6 million or 22.8% due to a 17.5% increase in margin per member per month. The government segment's FEP revenues increased 3.5% to $464.3 million from $448.7 million in 1999. The increase is due to increased medical costs to be reimbursed by OPM and a 2.3% increase in enrollment.

Total enrollment increased to 2,015,330 as of December 31, 2000 from 1,868,351 as of December 31, 1999. The increase of 146,979 was a result of a 142,012 increase in the Company's health insurance segment and a 4,967 increase in the government segment. The health insurance enrollment increase was the result of a 98,196 increase in commercial enrollment, a 10.1% increase, and a 43,816 increase in self-funded enrollment, a 6.5% increase. Enrollment in the HMO network increased by 1.5% over the prior year, reflecting the Company's decision to not rebid the underperforming HMO contract with the Commonwealth of Virginia involving 23,000 members, and accounts for 30.8% of the total commercial enrollment. Enrollment in the PPO network as of December 31, 2000 increased 29.1% over December 31, 1999 and accounts for 45.5% of the Company's commercial enrollment. Growth in PPO was offset by an expected decline of 11.5% in the Company's PAR network as members migrate into more tightly managed networks. The PAR network enrollment represents 12.5% of the Company's commercial enrollment.

Investment income increased 17.8% to $114.5 million in 2000 from $97.1 million in 1999. Net realized losses increased to $27.0 million in 2000 from $22.0 million in 1999. The increase in investment income is due to growth in investment assets caused by positive operating cash flows, favorable total return on investments and from the investment of the increase in long-term debt. The net realized losses reflect the Company's shift in allocation from medium quality to investment grade bonds and are also due to normal portfolio turnover during a period of declining prices for equities and medium quality bonds.

Medical costs increased 8.2% to $1.95 billion in 2000 from $1.80 billion in 1999. The $147.4 million increase is a result of growth in the Virginia health insurance segment's commercial enrollment offset by Mid-South's market exit in the third quarter of 1999, expected levels of medical cost inflation and an increase in the government segment's FEP medical costs reimbursed by OPM. The medical cost per member per month for the Company's commercial business, excluding the Mid-South exit charge of $20.6 million, increased 7.2% to $121.14 in 2000 from $113.06 in 1999. Combined with an 8.2% increase in commercial premium revenues per member per month, the medical cost ratio on commercial business, excluding the 1999 Mid-South charge, decreased to 80.6% in 2000 from 81.4% in 1999. As a result of medical cost management initiatives, cost and utilization trends have been maintained at levels consistent with current pricing and margin objectives. The implementation of the "three-tier" drug benefit co-pay program continues to provide benefits as the pharmacy cost trend has been maintained at a single digit increase of 9.4% for the twelve months ended December 31, 2000. Inpatient days continue to trend downward while being offset by increased outpatient utilization producing anticipated overall medical cost trends that are incorporated within the pricing and rate setting policies. The Company continues to take an active role in leveraging its advanced information tools and extensive health data bank. Working collaboratively with providers through data sharing programs, joint activities lead to more proactive case management. For instance, the Company has programs to reduce practice variation where commonly accepted methods are available to improve health and lower cost.

SG&A expenses decreased to $476.8 million in 2000 from $502.2 million in 1999. This decrease is attributed to the Mid-South exit charge of $59.3 million in the third quarter of 1999. Excluding this exit charge, SG&A increased 7.7% or $33.9 million in 2000 compared to 1999. This increase is attributed to the incremental commissions and operations costs resulting from the enrollment increase and investments in technology. The SG&A ratio, excluding the 1999 Mid-South charge, decreased to 12.7% in 2000 from 13.2% in 1999. The decrease in the SG&A ratio, due to the increased enrollment and revenue, provides the opportunity to leverage the increased revenue with investments including e-commerce technology, systems infrastructure and customer service enhancements. These investments will contribute operational improvements and efficiencies.

Interest expense in 2000 was $17.2 million compared to $8.4 million in 1999. The increase is primarily the result of a net increase in long-term debt of approximately $160 million beginning in the third quarter of 1999 and the issuance of an additional $30 million of commercial paper in the third quarter of 2000.

Income before income taxes and minority interest increased $134.3 million to $165.8 million in 2000 from $31.5 million in 1999. The increase is a result of higher investment income of $17.3 million and a $130.9 million increase in operating income, offset by higher interest expense of $8.8 million and increased net realized losses of $5.1 million. Operating income increased due to growth in the health insurance segment and the $79.9 million Mid-South exit charge incurred in the third quarter of 1999.

The effective tax rate on income before income taxes and minority interest for 2000 and 1999, excluding the 1999 Mid-South exit charge, was 30.2% and 32.6%, respectively. The effective tax rate differs from the statutory tax rate of 35% primarily due to the Company's investments in tax-exempt municipal bonds that reduce the effective tax rate by the effect of the tax-exempt investment income earned and a $2.7 million tax benefit realized during the second quarter of 2000 related to the sale of Mid-South.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of cash are premiums and fees received and investment income. The primary uses of cash include health care benefit expenses, brokers' and agents' commissions, administrative expenses, income taxes and repayment of debt. The Company generally receives premium revenues in advance of anticipated claims for related health care services.

The Company's investment policies are designed to provide liquidity to meet anticipated payment obligations and preserve capital. The Company fundamentally believes that concentrations of investments in any one asset class are unwise due to constantly changing interest rates as well as market and economic conditions. Accordingly, the Company maintains a diversified investment portfolio consisting both of fixed income and equity securities, with the objective of producing a consistently growing income stream and maximizing risk-adjusted total return. The fixed income portfolio includes government and corporate securities, both domestic and international, with an average quality rating of "A1" as of December 31, 2001. The portfolio had an average contractual maturity of 7.2 years as of December 31, 2001. A portion of the fixed income portfolio is designated as a short-term fixed income portfolio and is intended to cover near-term cash flow needs and to serve as a buffer for unanticipated business needs. The equity portfolios contain readily marketable securities ranging from small growth to well-established Fortune 500 companies. The international portfolio is diversified by industry, country and currency-related exposure. As of December 31, 2001, the Company's equity exposure, comprised of direct equity as well as equity-indexed investments, was 12.8% of the total portfolio, as compared to 14% as of December 31, 2000.

In November 2001, the Company entered into new revolving credit facilities with a syndicate of lenders, replacing the existing revolving credit facility expiring in February 2002. The new credit facilities consist of a $100 million 364-day revolving credit facility and a $200 million 5-year revolving credit facility. These credit facilities may be used for general corporate purposes and are currently being used to back the commercial paper discussed below. The terms of the credit facilities provide for various borrowing options and rates and require the Company to pay facility and administrative fees on a quarterly basis. The credit facilities contain certain financial covenants and restrictions including minimum net worth requirements and debt to consolidated net worth ratio limitations. The Company was in compliance with all such covenants as of December 31, 2001. There were no amounts borrowed under the former or current credit facilities during 2001. Use of the credit facilities to back the commercial paper reduces the amounts available for borrowing under these facilities.

In March 2000, the Company commenced a private placement commercial paper program providing for the issuance of up to $300 million in aggregate maturity value of commercial paper notes. The Company issued an additional $24 million in commercial paper during 2001 to bring the total outstanding as of December 31, 2001 to $299.7 million with an average maturity of 20 days. The commercial paper is currently backed by the revolving credit facilities discussed above. The Company has the intent to maintain commercial paper borrowings of at least this amount for more than one year. For financial reporting purposes, the commercial paper has been classified as a combination of current and noncurrent liabilities in the accompanying consolidated statements of financial condition based on the terms of the revolving credit facilities backing these notes.

The Company continued its second stock repurchase program during 2001. The Company purchased and retired 1,752,830 shares of its common stock at a cost of $95.5 million during 2001, bringing the total shares purchased and retired under both stock repurchase programs to 6,513,828 shares at a cost of approximately $249.3 million. As of December 31, 2001, the Company may repurchase an additional 1.5 million shares under the second stock repurchase program.

Cash provided by operating activities for the years ended December 31, 2001 and 2000 was $244.0 million and $109.8 million, respectively. The increase in cash provided by operations in 2001 was driven by strong operating income, a reduction in federal income taxes paid and cash flows associated with the run-out of Mid-South claims liabilities occurring in 2000.

Net cash used in investing activities increased to $151.8 million for the year ended December 31, 2001 from $99.3 million for 2000. This increase is primarily due to an increase in investment securities purchases from cash generated by operating cash flows, along with capital expenditures for investments in e-commerce technology, systems infrastructure and customer service enhancements and commencement of the headquarters building project described below.

Cash used in financing activities increased to $80.5 million for 2001 from $6.7 million for 2000. The increase is primarily due to the increase in repurchases under the stock repurchase program, offset by the additional commercial paper issued.

The following chart summarizes the Company's contractual obligations as of December 31, 2001 (in thousands):

		Payments Due By Period			
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Commercial paper obligation[1]	$299,660	299,660	—	—	—
Operating leases	52,031	12,682	21,268	9,246	8,835
Total contractual obligations	$351,691	312,342	21,268	9,246	8,835

(1) The commercial paper has as average maturity as of December 31, 2001 of 20 days. By definition, the commercial paper is due within 1 year. However, as previously disclosed, the Company has the intent to maintain commercial paper borrowings of at least this amount for more than one year.

Other commercial commitments for the Company as of December 31, 2001 include debt guarantees for a joint venture affiliate totaling $4.7 million with the majority of the guarantees expiring within five years.

The Company believes that cash flow generated by operations and its cash and investment balances will be sufficient to fund continuing operations, capital expenditures and debt repayment costs for the foreseeable future. The nature of the Company's operations is such that cash receipts are principally premium revenues typically received up to three months prior to the expected cash payment for related health care services.

The Company's operations are not capital intensive. The Company announced in April 2001 a four-year, $84 million building project to expand its headquarters in Richmond, Virginia. The expansion plan includes construction of a four-story, 308,000-square-foot building to house the operations center and major renovation to the existing headquarters building. Construction for the new building began in 2001, with completion scheduled for mid-2003. Renovations will begin once the new building is completed with a scheduled completion date in 2005. The project will be funded using internal cash and investments. There are currently no other commitments for major capital expenditures to support existing business.

To the extent that the Company determines to pay dividends in the future, the principal source of funds to pay dividends to shareholders would be dividends received by the Company from its subsidiaries. The Company is a holding company and insurance laws and regulations can restrict the payment of dividends by health care insurance companies, such as Trigon Insurance Company, in a holding company structure.

REGULATORY AND OTHER DEVELOPMENTS

The Company's business is subject to a changing legal, legislative and regulatory environment. Some of the more significant current issues that may affect the Company's business include:

- efforts to expand tort liability of health plans;
- initiatives to increase health care regulation;
- proposed class action lawsuits targeting the health care industry's efforts to deliver quality care at affordable costs; and
- proposed physician antitrust waivers.

Current initiatives to increase health care regulation at the federal level include legislative proposals for a "patients' bill of rights." Such legislation was passed by the Senate in June 2001 (S. 1052) and would expand tort liability for health plans and change the practices for deciding medical necessity. In early August 2001, similar legislation was passed by the House (H.R. 2563) with efforts to resolve differences between the two bills continuing. Other initiatives include legislative proposals to substitute minimal federal standards for state regulation of Association Health Plans, to expand prohibitions against using genetic information and to expand the mandate for mental health parity. Given the general uncertainty of the political process, it is not possible to determine what, if any, legislation will ultimately be enacted or what the effect on the Company of any such legislation would be.

Several major companies in the health care industry have had proposed class action lawsuits filed against them by a coalition of plaintiffs' attorneys. Given that no such lawsuits are currently pending against the Company and given the general uncertainties of predicting the outcome of litigation, it is not possible to determine at this time what the ultimate effect, if any, on the Company of any such litigation would be.

The Department of Labor issued its final regulation specifying new requirements for claims and appeal procedures for ERISA regulated group health and disability plans during 2000. The regulation is applicable only to ERISA regulated plans, whether they are fully-insured or self-insured. While the requirements were to be effective for claims filed on or after January 1, 2002, the effective date has been delayed until plan years beginning after July 2002. The Company does not believe that the regulation will have a material adverse impact on its consolidated financial condition or results of operations.

In 2000, the Department of Health and Human Services (HHS) issued two significant sets of final regulations resulting from the Health Insurance Portability and Accountability Act of 1996 (HIPAA)—one dealing with standardization of electronic transactions and the other dealing with privacy of individually identifiable health information. The final regulation governing security standards for the maintenance and transmission of health information (first proposed in 1998) is expected during 2002. The original compliance date for the regulation on standard transactions was October 2002, but the President signed legislation in late 2001 providing the opportunity for covered entities to apply for a one year extension. The Company plans to file for that extension. While the compliance date for the privacy regulation is currently April 2003, a revised regulation is expected to be issued in 2002. A new Virginia law governing disclosure of privacy practices was effective July 1, 2001. That law was enacted pursuant to federal requirements established by the Gramm-Leach-Bliley Act.

The Company has assessed the impact of the HIPAA regulation on standard transactions on the Company's practices and operations and does not believe that it will have a material adverse impact on operations. Given that the HIPAA security regulation has not been finalized and that further changes to the privacy regulation are expected, the Company has not yet fully determined what the effect of these HIPAA regulations may be on the Company. However, compliance with the currently issued regulations would require significant systems enhancements, training and administrative efforts.

At the state level, the Virginia General Assembly, in its 2002 Session, did not pass legislation that would substantially increase health care costs, restrict choice or drive up the number of uninsured Virginians. At this time, the health care legislation that did pass is not expected to have a material effect on the Company's consolidated financial condition or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued Statement No. 141, *Business Combinations,* and Statement No. 142, *Goodwill and Other Intangible Assets.* Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 addresses the accounting and financial reporting for goodwill and other intangible assets upon acquisition and in the periods following acquisition. Under Statement 142, goodwill and intangible assets determined to have indefinite useful lives will not be amortized but will be tested at least annually for impairment. Intangible assets that have definite useful lives will be amortized over their useful lives to their estimated residual values. In connection with the transitional goodwill impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's consolidated statements of operations.

The Company adopted the provisions of Statement 141 during 2001 and will adopt Statement 142 effective January 1, 2002. As of the date of adoption of Statement 142, the Company has unamortized goodwill in the amount of $13.7 million that will be subject to the transitional impairment provisions of Statement 142. In addition, adoption will eliminate approximately $1.6 million in annual goodwill amortization beginning in 2002 from the consolidated statements of operations. The Company expects no transitional impairment loss upon adoption.

FORWARD-LOOKING INFORMATION

This item, "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, among other things, statements concerning financial condition, results of operations and business of the Company and its subsidiaries. Such forward-looking statements are subject to inherent risks and uncertainties, many of which are beyond the control of the Company, that may cause actual results to differ materially from those contemplated by such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, rising health care costs, business conditions and competition in the managed care industry, government action and other regulatory issues.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a result of its investing and borrowing activities, the Company is exposed to financial market risks, specifically those resulting from changes in interest rates, foreign currency exchange rates and marketable equity security prices. All of the potential changes noted below are based upon sensitivity analyses performed on the Company's investment holdings as of December 31, 2001. Actual results may vary materially.

All of the Company's investments are categorized as available-for-sale. The majority of these are fixed income securities. Market risk is addressed by actively managing the duration and diversification of the portfolio. The Company analyzes the impact on the portfolio's fair value considering a 100 basis point change in interest rates over the next twelve-month period. To the extent that any of the assumptions used are invalid, incorrect estimates could result. The analysis requires certain assumptions be made about the future. This analysis includes the assumption that the 100 basis point change occurs evenly throughout the twelve-month period. The analysis also assumes investment income earned is reinvested into the portfolio thus mitigating the effects of change in fair value from an increase in interest rates or enhancing the effects of change in fair value from a decrease in interest rates over the twelve-month period. Moreover, the analysis is performed at the individual portfolio level, with only the sum of these amounts presented herein.

Using the Company's model, a hypothetical 100 basis point increase in interest rates would result in an approximate $44.3 million increase in fair value, whereas a corresponding 100 basis point decrease in interest rates would result in an approximate $187.9 million increase in fair value.

The Company's equity portfolio is comprised of domestic and international direct equity investments as well as domestic equity-indexed investments. An immediate 10% decrease in each equity investment's value, arising from a combination of market and foreign exchange movement, would result in a fair value decrease of $23.4 million. Correspondingly, an immediate 10% increase in each equity investment's value, attributable to the same two factors, would result in a fair value increase of $23.4 million. The majority of the $80.0 million international equity portfolio is non-U.S. dollar denominated.

Interest rates on the Company's commercial paper change frequently as the notes mature and are reset at the current market rate. This reduces the impact of changing interest rates on the fair value of the commercial paper to a negligible amount.

MARKET PRICES OF COMMON STOCK AND DIVIDEND DATA

The Class A common stock, par value $0.01 per share, is traded on the New York Stock Exchange under the symbol TGH. The reported high and low closing prices by quarter during 2001 and 2000 were as follows:

2001	High	Low
First quarter	$73.63	48.10
Second quarter	64.85	49.93
Third quarter	69.72	58.17
Fourth quarter	69.52	61.39

2000	High	Low
First quarter	$35.75	27.50
Second quarter	54.94	34.13
Third quarter	59.69	47.56
Fourth quarter	79.69	55.81

As of February 20, 2002, there were 73,583 shareholders of record of the Company's Class A common stock.

The Company has never paid dividends on its common stock and anticipates that all earnings in the foreseeable future will be retained to finance the continuing development of its business. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon the Company's earnings, financial condition, capital requirements, the revolving credit agreement restrictions on dividends and such other factors as the Company's Board of Directors deems relevant.

To the extent that the Company determines to pay dividends in the future, the principal source of funds to pay dividends to shareholders would be dividends received by the Company from its subsidiaries. The Company is a holding company and insurance laws and regulations can restrict the payment of dividends by health care insurance companies, such as Trigon Insurance Company, in a holding company structure.

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

(in thousands, except per share data)	2001	2000
ASSETS		
Current Assets		
Cash	$ 17,995	6,345
Investment securities, at estimated fair value (note 3)	1,820,529	1,775,307
Premiums and other receivables (note 4)	560,310	499,921
Deferred income taxes (note 10)	8,473	3,525
Other	13,735	14,676
Total current assets	2,421,042	2,299,774
Property and equipment, net (note 5)	87,723	69,757
Deferred income taxes (note 10)	42,194	48,207
Goodwill, net	13,670	15,303
Restricted investments, at estimated fair value (note 3)	7,251	7,331
Other assets	10,584	8,120
Total assets	$2,582,464	2,448,492
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Medical and other benefits payable (note 6)	$ 635,452	563,398
Unearned premiums	149,347	130,502
Accounts payable and accrued expenses	85,992	85,993
Other liabilities (note 8)	260,681	246,069
Commercial paper (note 11)	99,660	—
Total current liabilities	1,231,132	1,025,962
Obligations for employee benefits, noncurrent (note 12)	43,141	47,136
Medical and other benefits payable, noncurrent (note 6)	74,304	72,108
Commercial paper, noncurrent (note 11)	200,000	275,448
Minority interest	13,467	12,976
Total liabilities	1,562,044	1,433,630
Shareholders' Equity		
Common stock, $0.01 par; shares issued and outstanding: 35,786, 2001; 37,539, 2000 (note 13)	358	375
Capital in excess of par (note 13)	784,514	802,584
Retained earnings (note 13)	234,364	205,045
Unearned compensation—restricted stock (note 13)	(1,817)	(2,234)
Accumulated other comprehensive income (note 15)	3,001	9,092
Total shareholders' equity	1,020,420	1,014,862
Commitments and contingencies (notes 7 and 19)		
Total liabilities and shareholders' equity	$2,582,464	2,448,492

See accompanying notes to consolidated financial statements.

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2001, 2000 and 1999

(in thousands, except per share data)	2001	2000	1999
REVENUES			
Premium and fee revenues			
Commercial	$ 2,166,173	1,871,533	1,664,261
Federal Employee Program	529,491	464,303	448,676
Amounts attributable to self-funded arrangements	1,629,506	1,392,998	1,216,427
Less: amounts attributable to claims under self-funded arrangements	(1,419,225)	(1,228,306)	(1,082,328)
	2,905,945	2,500,528	2,247,036
Investment income (note 3)	105,247	114,453	97,131
Net realized losses (note 3)	(56,330)	(27,023)	(21,957)
Other revenues (note 9)	20,105	23,637	24,218
Total revenues	2,974,967	2,611,595	2,346,428
EXPENSES			
Medical and other benefit costs (notes 6 and 17)			
Commercial	1,758,010	1,507,553	1,374,843
Federal Employee Program	505,781	444,230	429,519
	2,263,791	1,951,783	1,804,362
Selling, general and administrative expenses (notes 12 and 17)	522,743	476,809	502,189
Interest expense (note 11)	12,695	17,249	8,359
Total expenses	2,799,229	2,445,841	2,314,910
Income before income taxes and minority interest	175,738	165,754	31,518
Income tax expense (note 10)	58,196	50,088	8,345
Income before minority interest	117,542	115,666	23,173
Minority interest	1,482	3,657	2,710
Net income	$ 116,060	112,009	20,463
Earnings per share (note 14)			
Basic net income	$ 3.20	2.98	0.50
Diluted net income	$ 3.11	2.90	0.49

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years ended December 31, 2001, 2000 and 1999

(in thousands)	Common Stock	Capital in Excess of Par	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Total Shareholders' Equity
BALANCE AS OF JANUARY 1, 1999	$423	839,187	202,554	—	29,060	1,071,224
Net income	—	—	20,463	—	—	20,463
Change in minimum pension liability, net of income taxes (notes 12 and 15)	—	—	—	—	834	834
Net unrealized losses on investment securities, net of income taxes (notes 3 and 15)	—	—	—	—	(20,806)	(20,806)
Comprehensive income						**491**
Repurchase and retirement of common stock (note 13)	(41)	(20,500)	(110,121)	—	—	(130,662)
Purchase and reissuance of common stock under stock option and other employee benefit plans, including tax benefits and net of amortization	—	(767)	—	(1,926)	—	(2,693)
Change in common stock held by consolidated grantor trusts (note 13)	—	(1,403)	—	—	—	(1,403)
BALANCE AS OF DECEMBER 31, 1999	382	816,517	112,896	(1,926)	9,088	936,957
Net income	—	—	112,009	—	—	112,009
Change in minimum pension liability, net of income taxes (notes 12 and 15)	—	—	—	—	293	293
Net unrealized losses on investment securities, net of income taxes (notes 3 and 15)	—	—	—	—	(289)	(289)
Comprehensive income						**112,013**
Repurchase and retirement of common stock (note 13)	(7)	(3,305)	(19,860)	—	—	(23,172)
Purchase and reissuance of common stock under stock option and other employee benefit plans, including tax benefits and net of amortization	—	(14,002)	—	(308)	—	(14,310)
Change in common stock held by consolidated grantor trusts (note 13)	—	3,374	—	—	—	3,374
BALANCE AS OF DECEMBER 31, 2000	375	802,584	205,045	(2,234)	9,092	1,014,862
Net income	—	—	116,060	—	—	116,060
Change in minimum pension liability, net of income taxes (notes 12 and 15)	—	—	—	—	22	22
Net unrealized losses on investment securities, net of income taxes (notes 3 and 15)	—	—	—	—	(6,113)	(6,113)
Comprehensive income						**109,969**
Repurchase and retirement of common stock (note 13)	(17)	(8,764)	(86,741)	—	—	(95,522)
Purchase and reissuance of common stock under stock option and other employee benefit plans, including tax benefits and net of amortization	—	(8,858)	—	417	—	(8,441)
Change in common stock held by consolidated grantor trusts (note 13)	—	(448)	—	—	—	(448)
BALANCE AS OF DECEMBER 31, 2001	**$358**	**784,514**	**234,364**	**(1,817)**	**3,001**	**1,020,420**

See accompanying notes to consolidated financial statements.

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2001, 2000 and 1999

(in thousands)	2001	2000	1999
Cash flows from operating activities			
Net income	$ 116,060	112,009	20,463
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	23,419	15,282	18,655
Write-off of subsidiary goodwill and other intangibles (note 17)	—	—	55,927
Amortization of unearned compensation	1,842	2,681	1,031
Accretion of discounts and amortization of premiums, net	(2,054)	(15,959)	(13,267)
Change in allowance for doubtful accounts receivable	(2,345)	(685)	2,839
Increase in premiums and other receivables	(90,893)	(69,224)	(22,238)
(Increase) decrease in other assets	670	1,449	(9,208)
Increase in medical and other benefits payable	74,250	41,224	66,382
Increase in unearned premiums	18,845	10,644	20,826
Increase (decrease) in accounts payable and accrued expenses	(1)	4,094	13,896
Increase (decrease) in other liabilities	52,407	(46,075)	30,807
Change in deferred income taxes	4,678	25,267	(17,784)
Increase in minority interest	491	3,657	2,710
Decrease in obligations for employee benefits	(9,962)	(1,701)	(4,450)
Loss on disposal of property and equipment and other assets	262	84	277
Realized investment losses, net	56,330	27,023	21,957
Net cash provided by operating activities	243,999	109,770	188,823
Cash flows from investing activities			
Proceeds from sale of property and equipment and other assets	250	339	342
Capital expenditures	(42,208)	(35,501)	(17,827)
Cash paid for the purchase of minority interest	—	(2,660)	—
Cash transferred with the sale of subsidiary, net of cash received	—	(15,337)	—
Investment securities purchased	(5,069,888)	(4,844,862)	(4,293,560)
Proceeds from investment securities sold	3,809,125	4,061,899	3,347,933
Maturities of fixed income securities	1,150,914	736,870	749,828
Net cash used in investing activities	(151,807)	(99,252)	(213,284)
Cash flows from financing activities			
Proceeds from long-term debt	—	—	160,000
Payments on long-term debt	—	(248,039)	—
Change in commercial paper notes	24,212	275,448	—
Purchase and reissuance of common stock under employee benefit and stock option plans	(10,594)	(17,666)	(3,694)
Common stock (purchased) distributed by consolidated grantor trusts	(448)	3,374	(1,403)
Purchase and retirement of common stock	(95,522)	(23,172)	(130,662)
Change in outstanding checks in excess of bank balance	1,810	3,352	(4,750)
Net cash provided by (used in) financing activities	(80,542)	(6,703)	19,491
Increase (decrease) in cash	11,650	3,815	(4,970)
Cash—beginning of year	6,345	2,530	7,500
Cash—end of year	$ 17,995	6,345	2,530
Cash paid during the year for			
Interest	$ 14,814	22,224	12,847
Income taxes	20,858	69,947	25,855

See accompanying notes to consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Trigon Healthcare, Inc., a stock holding company, through its subsidiaries is the largest managed health care company in Virginia. (Trigon Healthcare, Inc. and subsidiaries are herein collectively referred to as the Company.) The Company serves 2.1 million members primarily through a comprehensive spectrum of managed care products provided through three network systems with a range of utilization and cost containment controls. The Company provides health insurance for multi-state employer groups, large and small businesses in Virginia, individuals, Medicare and Medicaid beneficiaries and federal employees. The Company's portfolio of benefit designs is purposely diverse to allow members and group administrators to choose the degree of management and premium structure that is right for them. Larger employer groups may choose various funding options ranging from fully-insured to partially or fully self-funded financial arrangements. While self-funded customers participate in Trigon's networks, the customers bear all or portions of the claims risk. Certain of the Company's subsidiaries have the exclusive right to use the Blue Cross and Blue Shield service marks and trademarks in their service areas. The Company also owns and operates subsidiaries in the areas of wellness and disease management and similar products.

Trigon Healthcare, Inc. owns 100% of Trigon Insurance Company, HealthKeepers, Inc., Priority, Inc., Trigon Health and Life Insurance Company, Trigon Services, Inc., Consolidated Holdings Corporation, Health Management Corporation and Monticello Service Agency, Inc. Additionally, Trigon Healthcare, Inc. owns 51% of Peninsula Health Care, Inc. Trigon Insurance Company participates in a national contract between the Blue Cross and Blue Shield Association and the U.S. Office of Personnel Management to provide benefits to Federal employees within Virginia through the Federal Employee Program (FEP).

The significant accounting policies and practices followed by the Company are as follows:

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The Company follows Statement of Financial Accounting Standards (SFAS) No. 60, *Accounting and Reporting by Insurance Enterprises,* as it relates to its insurance business and the AICPA Auditing and Accounting Guide, *Health Care Organizations,* as it relates to its HMO business. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management continually reviews its estimates and assumptions, including those related to claims expense and claims liabilities, income taxes and litigation. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of Trigon Healthcare, Inc. and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in other companies in which less than a majority interest is held and where the Company has significant influence over the operating and financial policies of the investee are accounted for under the equity method.

Risks and Uncertainties

The Company's profitability depends in large part on accurately predicting and effectively managing health care costs. The Company continually reviews its premium and benefit structure to reflect its underlying claims experience and revised actuarial data; however, several factors could adversely affect the medical cost ratios. Certain of these factors, which include changes in health care practices, inflation, new technologies, major epidemics, natural disasters and malpractice litigation, are beyond any health plan's control and could adversely affect the Company's ability to accurately predict and effectively control health care costs. Costs in excess of those anticipated could have a material adverse effect on the Company's results of operations.

In addition, the managed care industry is highly competitive in both Virginia and in other states in the Southeastern and Mid-Atlantic regions where the Company principally intends to expand. There is no assurance that such competition will not exert strong pressures on the Company's profitability, its ability to increase enrollment or its ability to successfully attain its expansion plans. The Company's growth may be affected by any changes in its ability to negotiate favorable rates with providers. Also, there can be no assurance that regulatory initiatives will not be undertaken at the state or federal level to reform the health care industry in order to reduce the escalation in health care costs or to make health care more accessible. Such action could adversely affect the Company's profitability.

Investment Securities

Investment securities are accounted for in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* All investment securities are considered available-for-sale and are recorded at estimated fair value, based on quoted market prices. The net unrealized gain or loss on investment securities, net of deferred income taxes, is included in accumulated other comprehensive income in shareholders' equity. A decline in the fair value of any investment security below cost, that is deemed other than temporary, is recorded as a realized loss resulting in a new cost basis for the security. Costs of investments sold are determined on the first in, first out basis.

The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS Nos. 137 and 138, effective January 1, 2001. The Company enters into foreign currency forward contracts (forward contracts) to minimize exposure to fluctuations in foreign currency exchange rates. Company policy only permits utilization of these instruments in its foreign denominated bond and equity portfolios. The counterparties to these transactions are major financial institutions. The Company may incur a loss with respect to these transactions to the extent that the counterparty fails to perform under a contract and exchange rates have changed unfavorably for the counterparty since the inception of the contract. The Company anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. The forward contracts involve the exchange of one currency for another at a future date and typically have maturities of one year or less. The forward contracts do not qualify for hedge accounting under SFAS No. 133, as amended. Accordingly, upon adoption, the forward contracts were recorded at fair value with changes in fair value recorded as realized gains or losses in the consolidated statements of operations. The fair value of forward contracts held by the Company as of January 1, 2001 was not material.

The Company also enters into financial futures contracts for portfolio strategies such as minimizing interest rate risk and managing portfolio duration. The notional amount of the futures contracts is limited to that of the market value of the underlying portfolios. Should this limitation be exceeded, futures contracts are immediately terminated in order to comply with this restriction. Initial margins in the form of securities are maintained with the counterparties for these transactions. Changes in fair value of financial futures, determined and settled with the counterparties on a daily basis, are recorded as realized gains or losses in the consolidated statements of operations. Terminations of contracts are accounted for in the same manner. The adoption of SFAS No. 133, as amended, did not change the accounting for these contracts.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are 40 years for buildings and 3 to 10 years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Any gain or loss realized upon retirement or disposal is reflected in selling, general and administrative expenses.

The Company is capitalizing interest during the active construction period of its headquarters expansion project. The project is being funded using internal cash and investments. Capitalized interest is added to the cost of the underlying assets and will be amortized over the useful lives of the assets.

Certain costs related to the development or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software in accordance with AICPA Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.*

Goodwill

Costs in excess of fair value of net tangible and identified intangible assets of businesses acquired are amortized using the straight-line method over periods from 15 to 25 years. Recoverability is reviewed annually or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value including goodwill of those assets.

Amortization was $1.6 million, $1.2 million, and $5.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. Accumulated amortization as of December 31, 2001 and 2000 was $9.6 million and $9.0 million, respectively. During 2001, $1.0 million of accumulated amortization related to previously fully amortized goodwill was removed. In connection with the purchase of Priority, Inc.'s minority interest in September 2000 (note 17), goodwill increased $2.2 million. Goodwill and other intangibles related to Mid-South Insurance Company (Mid-South), in the amount of $42.6 million were written-off during 1999 (note 17).

The Company will adopt SFAS No. 142, *Goodwill and Intangible Assets,* effective January 1, 2002. Under Statement 142, goodwill determined to have indefinite useful lives will not be amortized but will be tested at least annually for impairment. As of the date of adoption, the Company has unamortized goodwill in the amount of $13.7 million that will be subject to the transitional impairment provisions of Statement 142. In addition, adoption will eliminate approximately $1.6 million in annual goodwill amortization beginning in 2002 from the consolidated statements of operations. The Company expects no transitional impairment loss upon adoption.

Medical and Other Benefits Payable

The Company establishes liabilities for claims in process of review and claims incurred but not reported. These liabilities are based on historical payment patterns using actuarial techniques. In addition, processing costs are accrued as operating expenses based on an estimate of the costs necessary to process these claims. The methods for making these estimates and for establishing the resulting liabilities are continually reviewed and updated, and any adjustments resulting therefrom are reflected in current operations. While the ultimate amount of claims and the related expenses paid are dependent on future developments, management is of the opinion that the liabilities for claims and claims processing costs are adequate to cover such claims and expenses.

Revenues

All of the Company's individual and certain of the Company's group contracts provide for the individual or the group to be fully insured. Premiums for these contracts are billed in advance of the respective coverage periods and are initially recorded as premiums receivable and as unearned income. Unearned premiums are recognized as earned in the period of coverage.

Certain other groups have contracts that provide for the group to be at risk for all or a portion of their claims experience. Most of these self-funded groups purchase aggregate and/or specific stop-loss coverage. In exchange for a premium, the group's aggregate liability or the group's liability on any one episode of care is capped for the year. The Company charges self-funded groups administrative fees which are based on the number of members in a group or the group's claims experience. Under the Company's self-funded arrangements, amounts due are recognized based on incurred claims plus administrative and other fees and any stop-loss premiums. In addition, accounts for certain self-funded groups are charged or credited with interest expense or income as provided by the groups' contracts.

Postretirement/Postemployment Benefits

Pension costs are accrued in accordance with SFAS No. 87, *Employers' Accounting for Pensions,* and are funded based on the minimum contribution requirements of the Employee Retirement Income Security Act of 1974. The actuarial cost method used is the projected unit credit method.

The Company provides certain health and life insurance benefits to retired employees. These benefits are accrued in accordance with SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions.*

The Company also provides certain disability related postemployment benefits. These benefits are accrued in accordance with SFAS No. 112, *Employers' Accounting for Postemployment Benefits.* The Company accrues the benefits when it becomes probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid.

Stock-Based Compensation

The Company applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for the stock options granted and employee stock purchases. The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.*

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109, *Accounting for Income Taxes.* Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

The Company calculates and presents earnings per share in accordance with SFAS No. 128, *Earnings per Share.* Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if all stock options and nonvested restricted stock awards were exercised and converted into common stock.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 2. AGENCY CONTRACTS

As fiscal intermediary for Medicare through August 31, 1999, the Company allocated operating expenses to this line of business to determine reimbursement due for services rendered in accordance with the contracts in force. Claims processed under this arrangement were not included in the accompanying consolidated statements of operations and the reimbursement of allocated operating expenses was recorded as a reduction of the Company's selling, general and administrative expenses.

The Company discontinued its role as a claims processing intermediary for the federal government with the Medicare Part A program in Virginia and West Virginia, in August 1999. The Company also discontinued its role as the primary provider of computer processing capabilities for Medicare Part A claims processing to certain other Blue Cross and Blue Shield plans after November 1999.

Claims processed for Medicare and the related reimbursed operating expenses, which are subject to audit, for the year ended December 31, 1999 were $2.1 billion and $18.3 million, respectively. There were no amounts for the years ended December 31, 2001 and 2000.

NOTE 3. INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities as of December 31 were as follows (in thousands):

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed maturities				
Domestic				
U.S. Treasury securities and obligations of U.S. government agencies	$ 273,325	742	1,482	272,585
Mortgage-backed obligations of U.S. government agencies	264,954	1,899	2,130	264,723
States and political subdivision securities	252,017	5,044	2,077	254,984
Other mortgage-backed and asset-backed securities	153,434	2,393	270	155,557
Corporate bonds	640,280	13,361	4,772	648,869
Foreign				
Debt securities issued by foreign governments	4,621	90	—	4,711
Corporate bonds	57,561	1,115	2,645	56,031
Total fixed maturities	1,646,192	24,644	13,376	1,657,460
Equities				
Domestic	12,294	1,246	2,658	10,882
Foreign	69,091	5,482	10,720	63,853
Total equities	81,385	6,728	13,378	74,735
Short-term investments				
Domestic	82,418	—	—	82,418
Foreign	11,959	—	23	11,936
Total short-term investments	94,377	—	23	94,354
Derivative instruments	1,231	—	—	1,231
Total	$1,823,185	31,372	26,777	1,827,780
Unrestricted	$1,816,433	30,873	26,777	1,820,529
Restricted	6,752	499	—	7,251
Total	$1,823,185	31,372	26,777	1,827,780

2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed maturities				
Domestic				
U.S. Treasury securities and obligations of U.S. government agencies	$ 342,715	3,817	36	346,496
Mortgage-backed obligations of U.S. government agencies	134,263	3,125	95	137,293
States and political subdivision securities	269,914	10,022	617	279,319
Other mortgage-backed and asset-backed securities	94,347	1,358	613	95,092
Corporate bonds	534,244	9,327	17,668	525,903
Foreign				
Debt securities issued by foreign governments	9,011	473	—	9,484
Corporate bonds	45,555	289	983	44,861
Total fixed maturities	1,430,049	28,411	20,012	1,438,448
Equities				
Domestic	16,156	1,243	1,133	16,266
Foreign	70,865	16,535	11,779	75,621
Total equities	87,021	17,778	12,912	91,887
Short-term investments				
Domestic	239,187	—	—	239,187
Foreign	12,360	—	4	12,356
Total short-term investments	251,547	—	4	251,543
Derivative instruments	—	760	—	760
Total	$1,768,617	46,949	32,928	1,782,638
Unrestricted	$1,761,606	46,629	32,928	1,775,307
Restricted	7,011	320	—	7,331
Total	$1,768,617	46,949	32,928	1,782,638

Short-term investments consist principally of investments with maturity dates of one year or less at the time of purchase, including, money market investments, commercial paper and other fixed maturities.

The Company enters into foreign currency derivative instruments to minimize exposure to fluctuations in foreign currency exchange rates. As of December 31, 2001, the Company had forward contracts outstanding with a net fair value of $1.2 million to purchase approximately $8.1 million in foreign currencies and to sell approximately $6.9 million in foreign currencies (primarily the Euro and Japanese Yen).

The Company also enters into financial futures contracts for portfolio strategies such as minimizing interest rate risk and managing portfolio duration. The notional amount of the futures contracts, $197.8 million as of December 31, 2001, is limited to that of the market value of the underlying portfolios.

The amortized cost and estimated fair value of fixed income securities as of December 31, by contractual maturity, were as follows (in thousands):

2001	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 22,342	22,695
Due after one year through five years	461,474	463,584
Due after five years through ten years	480,941	483,891
Due after ten years	263,047	267,010
Mortgage-backed, asset-backed and other securities	418,388	420,280
Total	$1,646,192	1,657,460

2000	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 52,644	54,868
Due after one year through five years	463,324	465,957
Due after five years through ten years	421,484	414,949
Due after ten years	263,987	270,289
Mortgage-backed, asset-backed and other securities	228,610	232,385
Total	$1,430,049	1,438,448

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Included in investment securities as of December 31, 2001 are $7.3 million, at estimated fair value, of securities held by various states to meet security deposit requirements related to Trigon Insurance Company, the HMO subsidiaries and Trigon Health and Life Insurance Company.

The components of investment income for the years ended December 31 were as follows (in thousands):

	2001	2000	1999
Interest on fixed maturities securities	$100,326	113,613	95,957
Interest on short-term investments	9,229	8,544	6,703
Dividends	1,684	1,994	2,884
	111,239	124,151	105,544
Investment expenses	5,314	6,604	5,758
Group interest credits	678	3,094	2,655
Investment income	$105,247	114,453	97,131

Gross realized gains and losses for the years ended December 31 were as follows (in thousands):

	2001	2000	1999
Gross realized gains			
Fixed income securities	$ 46,024	34,194	14,527
Equity securities	3,589	43,963	13,401
Derivative instruments	264,528	33,916	64,456
Other	3,534	—	—
Total gross realized gains	317,675	112,073	92,384
Gross realized losses			
Fixed income securities	70,855	74,236	45,740
Equity securities	10,356	17,784	7,448
Derivative instruments	292,794	47,076	61,153
Total gross realized losses	374,005	139,096	114,341
Net realized losses	$ (56,330)	(27,023)	(21,957)

Included in other gross realized gains is the amount realized on the sale of a subsidiary in March 2001 (note 17).

Proceeds from the sale of investment securities were $3.8 billion, $4.1 billion and $3.3 billion during 2001, 2000 and 1999, respectively.

Unrealized gains (losses) are computed as the difference between estimated fair value and amortized cost for fixed income securities or cost for equity securities. A summary of the change in unrealized gains (losses), net of income taxes, for the years ended December 31 is as follows (in thousands):

	2001	2000	1999
Fixed maturities securities	$ 2,850	55,725	(79,561)
Equity securities	(11,516)	(57,131)	47,742
Derivative instruments	(760)	961	(189)
Provision for income taxes	3,313	156	11,202
Total	$ (6,113)	(289)	(20,806)

NOTE 4. PREMIUMS AND OTHER RECEIVABLES

Premiums and other receivables as of December 31 were as follows (in thousands):

	2001	2000
Premiums	$105,550	77,664
Self-funded group receivables	221,363	194,308
Federal Employee Program	197,954	161,385
Investment income receivable	25,743	22,725
Receivable on investment securities sold	207	33,900
Other	9,493	9,939
Total	$560,310	499,921

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31 were as follows (in thousands):

	2001	2000
Land and improvements	$ 7,227	5,874
Buildings and improvements	40,512	39,843
Furniture and equipment	85,120	83,982
Computer software	45,184	35,188
Construction in progress	5,367	—
	183,410	164,887
Less accumulated depreciation and amortization	95,687	95,130
Total	$ 87,723	69,757

During 2001, the Company began a four-year building project to expand its headquarters. Interest capitalized and included in construction in progress during 2001 was less than $0.1 million.

NOTE 6. MEDICAL AND OTHER BENEFITS PAYABLE

The components of medical and other benefits payable as of December 31 were as follows (in thousands):

	2001	2000	1999
Net medical and other benefits payable at beginning of year	$ 420,955	417,688	371,312
Incurred related to			
Current year	2,283,983	1,973,500	1,821,681
Prior years	(20,192)	(21,717)	(17,319)
Total incurred	2,263,791	1,951,783	1,804,362
Paid related to			
Current year	1,939,775	1,696,295	1,517,098
Prior years	282,720	252,221	240,888
Total paid	2,222,495	1,948,516	1,757,986
Net medical and other benefits payable at end of year	462,251	420,955	417,688
Liability for self-funded claims	214,081	192,515	169,361
Liability for claims processing costs	21,181	21,553	17,886
Amounts due to providers	12,243	483	5,114
Total	$ 709,756	635,506	610,049

The Company uses paid claims and completion factors based on historical payment patterns to estimate incurred claims. Changes in payment patterns and claims trends can result in increases or decreases to prior years' claims estimates. Negative amounts reported for incurred claims related to prior years resulted from claims being settled for less than originally estimated.

NOTE 7. COMMITMENTS & CONTINGENCIES

Leases

The Company has operating leases covering office space, computer hardware and software and business equipment expiring at various dates through 2011. Original non-cancelable leases may contain escalation clauses, along with options that permit renewals for additional periods and, in some cases, purchase of the property.

The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001 (in thousands):

Years ending December 31,	
2002	$12,682
2003	13,082
2004	8,186
2005	5,407
2006	3,839
2007 and later years	8,835
Total	$52,031

Rental expense for all operating leases for the years ended December 31, 2001, 2000 and 1999 was $17.3 million, $16.3 million and $17.1 million, respectively.

Guarantees

Trigon Insurance Company guarantees certain liabilities of Primary Care First, L.L.C., an unconsolidated joint venture affiliate, related to term loans and equity and working capital lines of credit. The maximum amount of the loan guarantees is $6.1 million plus accrued interest. As of December 31, 2001 and 2000, the total outstanding loan amounts subject to the guarantees was $4.7 million and $5.1 million, respectively.

NOTE 8. OTHER LIABILITIES

Other liabilities as of December 31 were as follows (in thousands):

	2001	2000
Unearned premium reserve—Federal Employee Program	$130,787	105,974
Outstanding checks in excess of bank balance	41,603	39,793
Self-funded group deposits	13,169	14,474
Current income taxes payable	27,637	354
Payable for investment securities sold	3,939	38,637
Other	43,546	46,837
Total	$260,681	246,069

The FEP unearned premium reserve represents the Company's share of the FEP premium stabilization reserve. These funds are actually held by the Blue Cross and Blue Shield Association on behalf of each Blue Cross and Blue Shield Plan participating in the Federal Employee Program. A receivable in the same amount is recorded in premiums and other receivables.

NOTE 9. OTHER REVENUES

Other revenues include those revenues earned by non-core subsidiaries. A summary by type of revenue for the years ended December 31 is as follows (in thousands):

	2001	2000	1999
Employee benefits administration	$ 1,231	2,336	3,769
Workers' compensation administration	2,455	9,682	9,319
Health management services	11,036	6,645	6,227
Other	5,383	4,974	4,903
Total	$20,105	23,637	24,218

NOTE 10. INCOME TAXES

Income tax expense (benefit) attributable to income before income taxes and minority interest, substantially all of which is federal, for the years ended December 31 consists of (in thousands):

	2001	2000	1999
Current	$54,533	24,761	26,129
Deferred	3,663	25,327	(17,784)
Total	$58,196	50,088	8,345

The differences between the statutory federal income tax rate and the actual tax rate applied to income before income taxes and minority interest for the years ended December 31 were as follows:

	2001	2000	1999
Statutory federal income tax rate	35.0%	35.0	35.0
Tax exempt investment income	(2.9)	(2.5)	(13.7)
Non-deductible amortization	0.3	0.3	3.4
Tax adjustment on sale of subsidiary	—	(1.5)	—
Other, net	0.7	(1.1)	1.8
Effective tax rate	33.1%	30.2	26.5

The components of the deferred tax assets and deferred tax liabilities as of December 31 were as follows (in thousands):

	2001	2000
Deferred tax assets		
Employee benefit plans	$17,851	17,458
Insurance reserves	34,435	33,914
Property and equipment	—	4,656
Other	2,313	1,257
Gross deferred tax assets	54,599	57,285
Deferred tax liabilities		
Investment securities	1,594	4,907
Property and equipment	1,700	—
Other	638	646
Gross deferred tax liabilities	3,932	5,553
Net deferred tax asset	$50,667	51,732

Deferred taxes as of December 31 are presented on the accompanying consolidated balance sheets as follows (in thousands):

	2001	2000
Deferred tax assets—current	$ 8,473	3,525
Deferred tax assets—noncurrent	42,194	48,207
Net deferred tax asset	$50,667	51,732

Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deferred tax assets.

In conjunction with the Demutualization in 1997, the Company was required to make a payment of $175 million to the Commonwealth of Virginia (Commonwealth Payment) which was expensed and paid in prior years. The Company claimed the $175 million Commonwealth Payment as a deduction. The Internal Revenue Service denied this deduction during the course of its audit of the Company. The Company continued to pursue the deduction and in April 2001 received a Technical Advice Memorandum from the National Office of the IRS that supports the Company's position that the payment constitutes a normal business expense, and therefore should be deductible. The Company will recognize the financial statement impact of the deduction if and when it receives final approval by the IRS after review by the Congressional Joint Committee on Taxation. If successful, the Company expects to recover approximately $35 million in cash refunds and $26 million in income tax credit carryovers plus after-tax interest currently estimated to be $8 million. In addition, the Company has filed a lawsuit claiming deductions for losses incurred on the termination of certain customer and provider contracts. See note 19.

Regarding both of these matters, favorable resolution of these claims is subject to various uncertainties, including whether the deductions will be allowed at all and, in the case of the claim for losses on the termination of customer and provider contracts, the amount of the deductions, if any, that will be allowed. While the Company believes that its claims have merit, it cannot predict the ultimate outcome of the claims. The Company has not recognized the impact of these claims, if any, in the consolidated financial statements.

NOTE 11. BORROWINGS

Commercial paper as of December 31 is summarized as follows (in thousands):

	2001	2000
Current	$ 99,660	—
Noncurrent	200,000	275,448
Total	$299,660	275,448

In November 2001, Trigon Healthcare, Inc. entered into new revolving credit facilities with a syndicate of lenders, replacing the existing revolving credit facility expiring in February 2002. The new credit facilities consist of a $100 million 364-day revolving credit facility and a $200 million 5-year revolving credit facility. These credit facilities may be used for general corporate purposes and are currently being used to back the commercial paper discussed below. The terms of the credit facilities provide for various borrowing options and rates and require the Company to pay facility and administrative fees on a quarterly basis. The credit facilities contain certain financial covenants and restrictions including minimum net worth requirements and debt to consolidated net worth ratio limitations. The Company was in compliance with all such covenants as of December 31, 2001. There were no amounts borrowed under the former or current credit facilities during 2001. In conjunction with the issuance of commercial paper notes during the first quarter of 2000, the Company repaid the $245 million outstanding on the former revolving credit agreement. The weighted average interest rate for the period the former revolving credit agreement was outstanding during the years ended December 31, 2000 and 1999 was 6.21% and 5.44%, respectively. Use of the credit facilities to back the commercial paper reduces the amounts available for borrowing under these facilities.

In March 2000, Trigon Healthcare, Inc. commenced a private placement commercial paper program providing for the issuance of up to $300 million in aggregate maturity value of commercial paper notes. The notes are issued at par less a discount representing an interest factor. Under the program, they may also be issued at par as interest bearing notes. The notes may be issued with varying maturities up to a maximum of one year from issuance. As of December 31, 2001, outstanding notes under the commercial paper program totaled approximately $299.7 million with an average maturity of 20 days. As of December 31, 2000, outstanding notes totaled approximately $275.4 million with an average maturity of 14 days. The weighted average discount yield on the outstanding commercial paper notes as of December 31, 2001 and December 31, 2000 was 2.19% and 6.83%, respectively. The commercial paper is currently backed by the revolving credit facilities. The Company has the intent to maintain commercial paper borrowings of at least this amount for more than one year. For financial reporting purposes, the commercial paper has been classified as a combination of current and noncurrent liabilities in the accompanying consolidated statements of financial condition based on the terms of the revolving credit facilities backing these notes.

Peninsula Health Care, Inc. has a line of credit agreement with its minority shareholder for purposes of maintaining regulatory minimum net worth requirements. There were no amounts outstanding under this line of credit as of December 31, 2001 and 2000.

NOTE 12. EMPLOYEE BENEFIT PLANS

The Company has a noncontributory defined benefit pension plan which is qualified under IRC 401(a). The plan is funded through the Blue Cross National Retirement Trust (the Trust), a collective investment trust for the retirement programs of its participating employers. Assets in the Trust are primarily domestic and international equity securities, domestic bonds, real estate funds and short-term investments. The Company also has a nonqualified supplemental executive retirement plan (SERP) which provides for pension benefits in excess of qualified plan limits imposed by IRC limits and restrictions on participation by highly compensated employees. The plan serves to restore the combined pension amount to original benefit levels. The plan is unfunded, however, the Company has established a grantor trust to fund future obligations under the plan. The grantor trust is consolidated with the Company for financial reporting purposes.

In addition to providing pension benefits, the Company provides certain health and life insurance benefits for retired employees and for active employees who had at least 20 years of service and were between the ages of 40 and 45 with age plus years of service equal to 55 or more as of January 1, 1998. This postretirement benefit plan is also funded through the Trust.

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ended December 31 and a statement of the funded status as of December 31 (in thousands):

	Pension Benefits		Postretirement Benefits	
	2001	2000	2001	2000
Reconciliation of benefit obligation				
Obligation as of January 1	$130,912	122,613	40,798	28,722
Service cost	8,842	7,571	1,515	1,385
Interest cost	9,684	9,152	3,449	2,761
Participant contributions	—	—	—	91
Benefit payments	(7,423)	(15,195)	(1,602)	(1,112)
Actuarial loss	5,507	6,771	7,948	8,951
Obligation as of December 31	147,522	130,912	52,108	40,798
Reconciliation of fair value of plan assets				
Fair value of plan assets as of January 1	136,412	150,871	18,847	18,372
Actual return on plan assets	(7,896)	(7,063)	(1,046)	1,496
Employer contributions	17,500	—	—	—
Participant contributions	—	—	—	91
Benefit payments	(7,393)	(7,396)	(1,602)	(1,112)
Fair value of plan assets as of December 31	138,623	136,412	16,199	18,847
Funded status				
Funded status as of December 31	(8,899)	5,500	(35,909)	(21,951)
Unrecognized transition asset	(97)	(167)	—	—
Unrecognized reduction in prior service cost	(7,104)	(7,712)	(6,252)	(8,017)
Unrecognized (gain) loss	12,507	(13,374)	12,574	2,262
Net amount recognized	$ (3,593)	(15,753)	(29,587)	(27,706)

The following table provides the amounts recognized in the consolidated balance sheets as of December 31 (in thousands):

	Pension Benefits		Postretirement Benefits	
	2001	2000	2001	2000
Prepaid benefit cost (included in other assets)	$ 2,455	—	—	—
Accrued benefit liability (included in obligations for employee benefits, noncurrent)	(6,048)	(16,535)	(29,587)	(27,706)
Intangible asset (included in other assets)	—	748	—	—
Minimum pension liability (included in accumulated other comprehensive income)	—	34	—	—
Net amount recognized	$ (3,593)	(15,753)	(29,587)	(27,706)

The pension plans with benefit obligations in excess of plan assets, principally the unfunded nonqualified SERP, had projected benefit obligations of $147.5 million and $7.4 million as of December 31, 2001 and 2000, respectively. The accumulated benefit obligations related to these plans were $143.1 million and $5.9 million, while the fair value of assets was $138.6 million and $0 as of December 31, 2001 and 2000, respectively. Both the qualified pension plan and nonqualified SERP plan were included in this disclosure for 2001.

The following table provides the components of net periodic expense for the plans for the years ended December 31 (in thousands):

	Pension Benefits			Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
Service cost	$ 8,842	7,571	7,842	1,514	1,385	1,412
Interest cost	9,684	9,152	8,725	3,449	2,761	2,200
Expected return on plan assets	(12,374)	(11,851)	(11,224)	(1,624)	(1,753)	(1,553)
Amortization of transition asset	(70)	(70)	(70)	—	—	—
Amortization of prior service cost	(608)	(547)	(547)	(1,765)	(1,765)	(1,387)
Amortization of net (gain) loss	(104)	(312)	157	307	—	—
Settlement expense	—	1,550	—	—	—	—
Total	$ 5,370	5,493	4,883	1,881	628	672

The gross amount included within other comprehensive income arising from a decrease in the minimum pension liability was $0.03 million, $0.4 million and $1.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The prior service costs of the pension plans are amortized on a straight-line basis over the average remaining service period of the active plan participants. The prior service costs of the postretirement benefit plan are amortized on a straight-line basis over the average remaining years of service to full eligibility for benefits of the active plan participants. Gains and losses for the qualified pension plan and the postretirement benefit plan are amortized on a straight-line basis over the average remaining service period of active participants using the minimum basis outlined under SFAS No. 87 and SFAS No. 106, respectively. Gains and losses for the nonqualified SERP are amortized on a straight-line basis over the average remaining service period of active participants based on the entire unrecognized net gain or loss without applying the applicable corridor that is based on 10% of the greater of the projected benefit obligation or the market-related value of plan assets.

The weighted average assumptions used in the measurement of the Company's benefit obligations as of December 31 were as follows:

	Pension Benefits		Postretirement Benefits	
	2001	2000	2001	2000
Discount rate	7.25%	7.50%	7.25%	7.50%
Expected return on plan assets	9.0	9.0	9.0	9.0
Rate of compensation increases	3.0 to 6.5	3.0 to 6.5	3.0 to 6.5	4.5

For measurement purposes, a 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001 and subsequent years.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects (in thousands):

	1% Increase	1% Decrease
Aggregate of service and interest cost components of net periodic postretirement health care benefit cost	$ 839	(669)
Health care component of the accumulated postretirement benefit obligation	$8,374	(6,738)

The Company also has the Employees' Thrift Plan of Trigon Insurance Company (Thrift Plan) under which substantially all employees who have completed three months of service may elect to save up to 16% of their annual earnings on a pretax basis, subject to certain limits, in the plan. Participants have the option of investing in a variety of domestic and international investment funds as well as the stock of Trigon Healthcare, Inc. The Company contributes an amount equal to 50% of the participant's contributions limited to a total of 3% of the employee's compensation. These Company contributions are invested in the investment options using the same allocations selected by the participants for their contributions. Participants are eligible after three months of service and are fully vested in the Company's contributions after three years of service. The Company may make discretionary profit sharing contributions to participants through the Trigon Healthcare, Inc. stock investment option. The Company made discretionary contributions of $2.8 million, $3.4 million and $0.8 million during 2001, 2000 and 1999, respectively, for contributions made in the previous year. For the years ended December 31, 2001, 2000 and 1999, the Company's matching contribution to the Thrift Plan was $4.3 million, $4.0 million and $3.6 million, respectively.

NOTE 13. CAPITAL STOCK

The Company has authorized 300 million shares of Class A Common Stock, par value $0.01 per share (Common Stock). Common Stock shares are entitled to one vote per share.

The Company has also authorized 300 million shares of Class B non-voting Common Stock, par value $0.01 per share (Non-Voting Common Stock). No shares of Non-Voting Common Stock were issued and outstanding as of December 31, 2001 and 2000. The Non-Voting Common Stock has been authorized in connection with certain ownership and transfer restrictions included in the Company's amended and restated articles of incorporation. Non-Voting Common Stock shares are not entitled to vote on any matter except as otherwise required by law.

The Company is authorized to issue up to 50 million shares of preferred stock, no par value per share, in one or more series and to provide the designations, preferences, limitations and rights of each series.

Shareholder Rights Plan

The Company has a Shareholder Rights Plan (Rights Plan). Under the Rights Plan, the Board of Directors authorized three million preferred shares, the Series A Junior Participating Preferred Shares, and declared a dividend of one preferred share purchase right (Right) on each outstanding share of Trigon Class A Common Stock. Each Right entitles shareholders to purchase one one-hundredth of a Series A Junior Participating Preferred Share at an exercise price of $100, subject to adjustment. Subject to certain exceptions, the Right will be exercisable only if a person or group acquires 10% or more of the Company's Common Stock or announces a tender offer for 10% or more of the Company's outstanding Common Stock. Each holder of a Right (other than those held by the acquiring person) will then be entitled to purchase, at the Right's then current exercise price, a number of shares of Trigon Common Stock having a market value of twice the Right's exercise price. If the Company is acquired in a merger or other business combination transaction which has not been approved by the Board of Directors, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of shares of the acquiring company's Common Stock having a market value of twice the Right's exercise price.

The date of record for the dividend distribution was July 29, 1997. The Rights will expire in 2007 and are redeemable by action of the Board of Directors at a price of $.001 per Right at any time prior to becoming exercisable.

Common Stock Held by Grantor Trusts

The Company has several grantor trusts which were established to fund future obligations under certain compensation and benefit plans. These grantor trusts are consolidated for financial reporting purposes with the Company. The grantor trusts may purchase shares of the Company's Common Stock in the open market. The purchase price of the shares purchased and held by the grantor trusts is shown as a reduction to capital in excess of par in the consolidated balance sheets.

Stock Option Plans, Restricted Stock Awards and Stock Purchase Plan

The 1997 Stock Incentive Plan (Incentive Plan) provides for the granting of stock options, restricted stock awards, performance stock awards, stock appreciation rights and cash performance awards to employees. The Company has reserved 6.3 million shares of its common stock for issuance under the Incentive Plan. Awards are granted by the Human Resources Compensation and Employee Benefits Committee of the Board of Directors. Options vest and expire over terms as set by the committee at the time of grant. In accordance with the Incentive Plan, options to purchase shares at an amount equal to the fair market value of the stock at the date of grant were granted to eligible employees during 2001, 2000 and 1999. These options generally vest on a pro-rata basis over three years, with certain grants vesting at the end of one or three years depending on an employee's years of service, and in all cases expire 10 years from date of grant.

The 1997 Non-Employee Directors Stock Incentive Plan (Non-Employee Plan) provides for granting to newly-elected non-employee directors nonqualified stock options to purchase 10,000 shares of common stock on the date of the first annual meeting of shareholders at which the director is elected. In addition, each eligible director will automatically be granted options to purchase 5,000 shares of common stock as of the date of each subsequent annual meeting of shareholders. All options are granted at the fair market value on the date of grant and become exercisable on a pro-rata basis over a three-year period. All options expire 10 years from the date of grant. The Company has reserved 550,000 shares of its common stock for issuance under the Non-Employee Plan.

A summary of the stock option activity for the years ended December 31 is as follows:

	Number of Options	Weighted Average Exercise Price
Balance at January 1, 1999	2,961,025	$23.79
Granted	509,430	35.80
Exercised	(140,854)	23.72
Forfeited	(82,077)	27.11
Balance at December 31, 1999	3,247,524	25.59
Granted	559,800	36.49
Exercised	(758,123)	24.10
Forfeited	(73,863)	26.85
Balance at December 31, 2000	2,975,338	27.99
Granted	588,500	70.27
Exercised	(368,651)	26.37
Forfeited	(10,568)	48.63
Balance at December 31, 2001	**3,184,619**	**$35.92**
Options exercisable at:		
December 31, 2001	**2,201,894**	**$27.84**
December 31, 2000	1,987,254	24.75
December 31, 1999	1,590,510	23.42

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$18.13–25.50	1,574,187	5.7 years	$23.49	1,574,187	$23.49
$27.75–38.63	1,016,932	7.6 years	$35.23	553,285	$34.46
$53.13–73.63	593,500	9.0 years	$70.08	74,422	$70.78

During 2001 and 2000, the Board of Directors granted 24,052 and 87,681 shares, respectively, of the Company's common stock as restricted stock awards in accordance with the provisions of the Incentive Plan. The shares vest on a pro-rata basis over three years. The recipients of the restricted stock awards generally may not dispose or otherwise transfer the restricted stock until vested. For grants of restricted stock, unearned compensation equivalent to the fair market value of the shares at the date of grant is recorded as a separate component of shareholders' equity and subsequently amortized to compensation expense over the vesting period. Amortization was $1.8 million and $2.6 million for the years ended December 31, 2001 and 2000, respectively.

As of December 31, 2001, a total of 1,994,620 shares were available for future grants under the Incentive Plan and Non-Employee Plan.

The 1997 Employee Stock Purchase Plan (Stock Purchase Plan) provides employees of the Company an opportunity to purchase the Company's common stock through payroll deductions. The Company has reserved one million shares of its common stock for issuance under the Stock Purchase Plan. Shares needed to satisfy the needs of the Stock Purchase Plan may be newly issued by the Company or acquired by purchase at the expense of the Company on the open market or in private transactions. Annually, eligible employees may purchase up to $25,000 in fair value based on the grant date price of the Company's common stock at 85% of the lower of the fair value on the first or last trading day of each calendar quarter. Employee purchases under the Stock Purchase Plan were $1.8 million, $1.7 million and $1.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. Pursuant to the Stock Purchase Plan, shares of the Company's stock were purchased on the open market and issued to employees totaling 40,099, 64,387 and 60,735 during 2001, 2000 and 1999, respectively. In addition, 7,282 shares were pending purchase as of December 31, 2001. As of December 31, 2001, there were 737,656 shares of common stock available for issuance under the Stock Purchase Plan.

The pro forma information regarding net income and earnings per share as required by SFAS No. 123 has been determined as if the Company had accounted for its stock-based compensation under the fair value method of that Statement. The fair value for the stock options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions for the years ended December 31:

	2001	2000	1999
Risk-free interest rate	4.16%	4.88%	6.78%
Volatility factor	38.27%	38.67%	42.36%
Dividend yield	—	—	—
Weighted average expected life	5 years	5 years	5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock option grants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock option grants.

For purposes of pro forma disclosures, compensation expense is increased for the estimated fair value of the options amortized over the options' vesting periods and for the difference between the market price of the stock and the discounted purchase price of the shares on the purchase date for the employee stock purchases. The Company's pro forma information is as follows (in thousands, except per share data and weighted average fair value):

	2001		2000		1999	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net income	$116,060	108,478	112,009	105,175	20,463	12,486
Earnings per share						
Basic net income	$ 3.20	2.99	2.98	2.80	0.50	0.31
Diluted net income	$ 3.11	2.90	2.90	2.72	0.49	0.30
Weighted average fair value of options granted during the year	$ —	27.99	—	15.22	—	16.87
Weighted average fair value of employee stock purchases during the year	$ —	12.37	—	15.39	—	6.30
Weighted average fair value of restricted stock awards granted during year	$ —	58.23	—	34.10	—	32.88

Stock Repurchase Program

The Company completed its first stock repurchase program in February 2000 whereby ten percent of the Company's common stock was repurchased. Also in February 2000, the Company commenced a second stock repurchase program for the repurchase of up to ten percent in additional shares. Under both repurchase programs, the purchases may be made from time to time at prevailing prices in the open market, by block purchase or in private transactions and may be discontinued at any time. The repurchases are subject to restrictions relating to volume, price, timing and debt covenant requirements. During 2001, the Company purchased and retired 1,752,830 shares of its common stock at a cost of $95.5 million, bringing the total shares purchased and retired to 6,513,828 shares at a cost of approximately $249.3 million. The excess of the cost of the acquired shares over par value is charged on a pro rata basis to capital in excess of par and retained earnings. As of December 31, 2001, the Company may repurchase an additional 1.5 million shares under the second stock repurchase program.

NOTE 14. NET INCOME AND NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31 (in thousands, except per share data):

	2001	2000	1999
Numerator for basic and diluted earnings per share—net income	$116,060	112,009	20,463
Denominator			
Denominator for basic earnings per share—weighted average shares	36,242	37,615	40,826
Effect of dilutive securities—employee and director stock options and nonvested restricted stock awards	1,130	1,066	594
Denominator for diluted earnings per share	37,372	38,681	41,420
Basic net income per share	$ 3.20	2.98	0.50
Diluted net income per share	$ 3.11	2.90	0.49

NOTE 15. COMPREHENSIVE INCOME

The reclassification entries under SFAS No. 130, *Reporting Comprehensive Income,* for the years ended December 31 were as follows (in thousands):

	2001	2000	1999
Net unrealized losses on investment securities, net of income taxes			
Net unrealized holding losses arising during the year, net of income tax benefit of $14,372, $5,008 and $20,043	$ (26,652)	(9,300)	(37,225)
Less: reclassification adjustment for net losses included in net income, net of income tax benefit of $11,059, $4,852 and $8,841	20,539	9,011	16,419
Net unrealized losses on investment securities, net of income taxes	$ (6,113)	(289)	(20,806)

The components of accumulated other comprehensive income as of December 31 were as follows (in thousands):

	2001	2000	1999
Net unrealized gain on investment securities, net of income taxes of $1,594, $4,907 and $5,063	$ 3,001	9,114	9,403
Minimum pension liability, net of income taxes of $12 in 2000 and $169 in 1999	—	(22)	(315)
Accumulated other comprehensive income	$ 3,001	9,092	9,088

NOTE 16. STATUTORY FINANCIAL INFORMATION

Trigon Insurance Company and certain other subsidiaries are required to file financial statements with, and are subject to audit by, the Commonwealth of Virginia, Bureau of Insurance (Bureau of Insurance). Such financial statements are prepared in accordance with statutory accounting practices prescribed or permitted by the Bureau of Insurance which differ from accounting principles generally accepted in the United States of America under which the accompanying consolidated financial statements have been prepared. Effective January 1, 2001, the Bureau of Insurance adopted in its entirety, as a component of prescribed or permitted practices by the Commonwealth of Virginia, the National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures manual—version effective January 1, 2001, (Codification). Codification was developed by the NAIC in an effort to develop a single uniform and comprehensive basis of statutory accounting. Codification was approved with a provision allowing for prescribed or permitted accounting practices to be determined by each states' insurance commissioner. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state. The Company has determined that the combined statutory capital and surplus as of January 1, 2001 of all subsidiaries subject to Codification increased approximately $38 million as a result of the implementation of Codification.

Significant differences between accounting principles generally accepted in the United States of America and statutory accounting practices prescribed or permitted by the Bureau of Insurance include: (i) certain investment valuation reserves and certain claim reserves recognized under statutory accounting, (ii) certain assets (primarily furniture and equipment, leasehold improvements, employee benefit plan assets) not recognized under statutory accounting, and (iii) certain assets recognized using a different method (primarily deferred tax assets and certain miscellaneous receivables) under statutory accounting. While the Bureau of Insurance has the authority to permit insurers to deviate from prescribed statutory accounting practices, none of the Company's subsidiaries subject to regulatory oversight by the Bureau of Insurance have received, nor requested, approval to adopt any such deviations.

Statutory surplus and net income for Trigon Insurance Company were (in thousands):

Statutory surplus as of:	
December 31, 2001 (unaudited)	$465,559
December 31, 2000	490,000
Statutory net income for the years ended:	
December 31, 2001 (unaudited)	$ 77,603
December 31, 2000	88,509
December 31, 1999	93,301

Trigon Insurance Company is required by the Bureau of Insurance to maintain statutory capital and surplus of at least $4.0 million.

Under the Code of Virginia, an insurance company may pay a dividend without prior approval of the Bureau of Insurance to the extent that such dividend together with other dividends or distributions within the preceding 12 months does not exceed the lesser of: (i) 10% of the insurer's statutory surplus as of the immediately preceding December 31, or (ii) the net statutory gain from operations (excluding realized gains on investments) for the 12-month period ended the immediately preceding December 31. During 2001, 2000 and 1999, Trigon Insurance Company paid cash dividends to its parent of $125.0 million, $125.0 million and $48.9 million, respectively. The 2001 and 2000 cash dividends required and received prior approval from the Bureau of Insurance.

The Commonwealth of Virginia adopted the National Association of Insurance Commissioners (NAIC) Risk-Based Capital Act in 1995. Under this Act, a company's risk-based capital (RBC) is calculated by applying certain factors to various asset, premium and reserve items. If a company's calculated RBC falls below certain thresholds, regulatory intervention or oversight is required. The RBC level as calculated in accordance with the NAIC's RBC instructions for all subsidiaries subject to the Act exceeded all RBC thresholds as of December 31, 2001.

NOTE 17. SUBSIDIARIES

Sale of Trigon Administrators, Inc.

In March 2001, the Company sold Trigon Administrators, Inc. and its Property and Casualty Division, which provides workers' compensation, liability and short-term disability services, and recognized a gain of $3.5 million on the sale. The gain is included as a component of net realized losses in the accompanying consolidated statements of operations.

Purchase of Minority Interest of Priority, Inc.

On September 29, 2000, Priority purchased and retired the 20% of its outstanding shares held by the minority shareholder in accordance with the provisions of the Shareholders Agreement for Priority between the Company and the minority shareholder. The purchase price for the minority interest was approximately $2.7 million. The acquisition was accounted for as a purchase and goodwill arising from the purchase amounted to $2.2 million. In conjunction with the purchase and retirement of the 20% outstanding common stock, Priority also repaid and retired all outstanding debt and accrued interest held by the minority shareholder.

Mid-South Exit of Health Insurance Market

On October 5, 1999, the Company announced that Mid-South Insurance Company, a subsidiary headquartered in Fayetteville, North Carolina, intended to exit the health insurance market with a targeted effective date of April 30, 2000 for group business and with targeted or actual effective dates for the exit of individual business to vary depending upon the regulations of each affected state. The announcement followed the development and Board of Directors approval of a comprehensive exit plan in September 1999. After taking a number of steps to improve the performance of Mid-South and assessing various alternatives, it was concluded that Mid-South could not bring its financial performance up to expectations within a reasonable time frame. The exit would permit the Company to intensify its focus on its successful business in Virginia and pursue more substantial opportunities for growth in the surrounding regions.

The announcement in October resulted in a nonrecurring pretax charge to operations during the third quarter of 1999 of $79.9 million or $51.9 million net of tax. The charge included costs associated with the write-off of goodwill, other intangibles and deferred acquisition costs determined not to be recoverable of $55.9 million, a $20.6 million increase to claim reserves for anticipated future claims, bringing total claims reserves to $31.3 million, and maintenance costs in excess of the related premiums and certain other costs associated with the exit of $3.4 million. The Company recognized the charge for goodwill, other intangibles and deferred acquisition costs and certain other costs associated with the exit in selling, general and administrative expenses and recognized the charge to increase the claim reserves in medical and other benefit costs in the accompanying statements of operations. Through December 31, 2001, the Company made payments of $22.6 million against the claim reserves and $1.5 million against the accrual of certain other exit costs, including payments during 2001 of $9.7 million against the claim reserves. No other adjustments have been made to these accruals. The remaining accrual is expected to be sufficient to satisfy any potential payments related to the 1999 exit.

Cancellation notices were sent on the group business and the exit of this business was completed by April 30, 2000. The Company pursued options other than cancellation of the individual business and on June 1, 2000 all of the issued and outstanding shares of Mid-South were sold to another carrier. The purchase price approximated net book value. The Company retained responsibility for certain medical claims and other exit costs incurred prior to the sale on June 1, 2000. The stock purchase agreement also included a purchase price adjustment provision tied to the financial performance of the Mid-South individual business for the period from June 1, 2000 through December 31, 2002. The remaining accrual is expected to be sufficient to satisfy any potential payments under this provision of the stock purchase agreement.

NOTE 18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

The carrying amounts of cash, premiums and other receivables, other current assets, medical and other benefits payable, unearned premiums, accounts payable and accrued expenses, commercial paper and other current liabilities approximate fair value because of the short-term nature of these instruments. The fair values of investment securities are estimated based on quoted market prices.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of investment securities and premiums receivable. All of the investment securities are managed within established guidelines which limit the amounts which may be invested with one issuer. The Company primarily conducts business within the Commonwealth of Virginia; therefore, premiums receivable are concentrated with companies and individuals within Virginia.

NOTE 19. LEGAL AND REGULATORY PROCEEDINGS

On June 9, 2000, the Company's subsidiary, Trigon Insurance Company, filed a lawsuit against the federal government for the recovery of federal income tax overpayments for the years 1989 through 1995. The case was tried in November 2001, and closing arguments will be made to the court in March 2002. If successful, the Company expects to recover approximately $33 million in cash refunds plus after-tax interest of about $18 million and to receive tax refunds for the years 1996 through 2000 of about $26 million. In addition, if the Company is successful it could receive substantial additional tax deductions that could lower federal income tax liability for years after 1995.

The lawsuit, filed in the United States District Court for the Eastern District of Virginia, relates to the initial valuation and deductibility of the Company's assets when, along with other Blue Cross or Blue Shield organizations, it became subject to federal income taxation in 1987. As part of this change in tax status, Congress provided that if a Blue Cross or Blue Shield organization disposed of an asset that it had acquired while tax-exempt, its taxable gain or loss would be computed by reference to the asset's fair market value at the time the organization became subject to tax. The Company is seeking deductions for losses incurred on the termination of certain customer and provider contracts that were held by it on January 1, 1987, based on the fair market value of the contracts on that date.

The Internal Revenue Service asserts that the Company is not entitled to deduct losses incurred on the termination of these contracts. The resolution of the Company's refund claim is subject to uncertainties, including whether the court will allow the deductions and, if so, the amount of the deductions that will be allowed. While the Company believes that its claim is meritorious, it cannot predict the ultimate outcome of the claim.

If the Company wins this lawsuit and has previously collected refunds for the Demutualization payment deduction discussed in note 10, a portion of the tax recoveries for the years after 1995 would most likely be realized in the form of income tax credit carryovers rather than cash. Regarding both of these matters, favorable resolution of these claims is subject to various uncertainties, including whether the deductions will be allowed at all and, in the case of the claim for losses on the termination of customer and provider contracts, the amount of the deductions, if any, that will be allowed. While the Company believes that its claims have merit, it cannot predict the ultimate outcome of the claims. The Company has not recognized the impact of these claims, if any, in the consolidated financial statements.

The Company and certain of its subsidiaries are involved in various other legal actions occurring in the normal course of their business. While the ultimate outcome of such litigation cannot be predicted with certainty, in the opinion of Company management, after consultation with counsel responsible for such litigation, the outcome of those actions is not expected to have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 20. SEGMENT INFORMATION

The Company has four reportable segments: health insurance, government programs, investments and all other. Its health insurance segment offers several network products, including HMO, PPO and PAR as well as medicare supplement plans. The government programs segment includes the FEP and, through August 1999, claims processing for Medicare (note 2). Through its participation in the FEP, the Company provides health benefits to federal employees in Virginia. The FEP is the Company's largest customer, representing 17.8%, 17.8%, and 19.1% of total consolidated revenues during 2001, 2000 and 1999, respectively. All of the investment portfolios of the consolidated subsidiaries are managed and evaluated collectively within the investment segment. The Company's other health-related business, including disease management programs, benefits administration, health promotion and similar products, is reflected in an "all other" category.

The reportable segments follow the Company's method of internal reporting by products and services.

The financial results of the Company's segments are presented consistent with the accounting policies described in note 1. The Company evaluates the performance of its segments and allocates resources based on income before income taxes and minority interest, except for the investments segment which is evaluated using investment income and net realized gains and losses. Intersegment sales and expense transfers are recorded at cost.

The following table presents information by reportable segment for the years ended December 31 (in thousands):

	Health Insurance	Government Programs	Investments	All Other	Total
2001					
Revenues from external customers	**$2,376,454**	**529,491**	**—**	**16,779**	**2,922,724**
Investment income and net realized losses	**—**	**—**	**48,917**	**—**	**48,917**
Intersegment revenues	**15,129**	**—**	**—**	**9,170**	**24,299**
Depreciation and amortization expense	**21,860**	**223**	**27**	**2,584**	**24,694**
Income before income taxes and minority interest	**178,866**	**6,160**	**48,917**	**4,253**	**238,196**
2000					
Revenues from external customers	$2,036,225	464,303	—	21,339	2,521,867
Investment income and net realized losses	—	—	87,430	—	87,430
Intersegment revenues	12,987	—	—	7,925	20,912
Depreciation and amortization expense	14,125	22	23	1,828	15,998
Income before income taxes and minority interest	127,161	1,015	87,430	4,251	219,857
1999					
Revenues from external customers	$1,798,956	448,676	—	21,657	2,269,289
Investment income and net realized losses	—	—	75,174	—	75,174
Intersegment revenues	11,885	—	—	6,546	18,431
Depreciation and amortization expense	17,667	261	19	1,681	19,628
Income (loss) before income taxes and minority interest	(4,441)	(1,731)	75,174	1,791	70,793

Asset information by reportable segment has not been disclosed as it is not prepared internally by the Company. However, depreciation and amortization expense for property and equipment purchased is charged to the reportable segment responsible for the purchase.

A reconciliation of reportable segment total revenues, income before income taxes and minority interest and depreciation and amortization expense to the corresponding amounts included in the consolidated statements of operations for the years ended December 31 is as follows (in thousands):

	2001	2000	1999
Revenues			
Reportable segments			
External revenues	$2,922,724	2,521,867	2,269,289
Investment revenues	48,917	87,430	75,174
Intersegment revenues	24,299	20,912	18,431
Other corporate revenues	3,326	2,298	1,965
Elimination of intersegment revenues	(24,299)	(20,912)	(18,431)
Total revenues	$2,974,967	2,611,595	2,346,428
Profit or Loss			
Reportable segments	$ 238,196	219,857	70,793
Corporate expenses not allocated to segments	(49,763)	(36,854)	(30,916)
Unallocated amounts:			
Interest expense	(12,695)	(17,249)	(8,359)
Income before income taxes and minority interest	$ 175,738	165,754	31,518
Depreciation and amortization expense			
Reportable segments	$ 24,694	15,998	19,628
Not allocated to segments	(1,274)	(716)	(973)
Total depreciation and amortization expense	$ 23,420	15,282	18,655

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Trigon Healthcare, Inc.:

We have audited the accompanying consolidated balance sheets of Trigon Healthcare, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trigon Healthcare, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Richmond, Virginia
February 6, 2002

MANAGEMENT REPORT

The management of Trigon Healthcare, Inc. has prepared the consolidated financial statements and other data included in this annual report and has primary responsibility for the integrity and objectivity of the financial information. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include some amounts that are based on management's best estimates and judgment.

The Company maintains a system of internal controls designed to provide reasonable assurance that financial records are reliable for use in preparing financial statements and that assets are safeguarded. Management believes that this system is effective and adequate to accomplish the above described objectives.

The Audit Committee of the Board of Directors, which is composed solely of directors who are neither officers nor employees of the Company, is responsible for monitoring the Company's system of internal controls and financial reporting process. The committee meets periodically with management, the internal auditors and the independent auditors to review their activities and responsibilities. Both the internal auditors and the independent auditors have full and free access to meet with the Audit Committee without the presence of management.

Thomas G. Snead, Jr.
Chairman and Chief Executive Officer

Thomas R. Byrd
Senior Vice President and Chief Financial Officer

Thomas G. Snead, Jr.

Chairman and Chief Executive Officer

Elected 2000 Chairman of the Board; Elected President and Chief Executive Officer 1999; elected President and Chief Operating Officer in 1997; appointed Senior Vice President and Chief Financial Officer 1990; joined Trigon in 1985; prior, KPMG LLP; BS, Accounting, Virginia Commonwealth University

John W. Coyle

President and Chief Operating Officer

Joined Trigon in 2001; prior, Head, Business Operations and Head, International Business, Aetna Inc.; BS, George Washington University

William P. Bracciodieta, M.D.

Senior Vice President and Chief Medical Officer

Joined Trigon in 1998; prior, Vice President and Chief Medical Director of Medical Affairs for the South Florida Market, Humana, Inc.; M.B.A., Pacific Western University

John J. Brighton

Senior Vice President and Chief Information Officer

Joined Trigon in 2002; prior, Chief Information Officer, Aetna, Inc.; BS, Business Administration, Seton Hall University; M.B.A., Financial Management, St. John's University

Thomas R. Byrd

Senior Vice President and Chief Financial Officer

Elected current position 1997; previously Vice President, Financial Planning and Analysis; Vice President and Controller; Director, Financial Analysis; joined Trigon in 1991; prior KPMG LLP; BS, Business, Virginia Polytechnic Institute

James W. Copley, Jr.

Senior Vice President and Chief Investment Officer

Previously, Coordinator, Director and Vice President, Funds Management; President, Consolidated Investment Corporation; joined Trigon in 1975; M.B.A., University of Richmond; Chartered Financial Analyst

Kathy Ashby Merry

Senior Vice President, Service Operations

Previously, Assistant to the Chief Operating Officer, Government and Individual Business Unit; Quality Programs Director; Vice President and General Manager, Individual Markets; joined Trigon in 1991; prior, Executive Director, Blue Ridge Regional Health Care Coalition; BS, Consumer Studies, University of Kentucky

Ronald M. Nash

Senior Vice President, Corporate Services

Previously, Vice President, Corporate Services and Vice President, Personnel and Administrative Services; joined Trigon in 1971; BS, Psychology, University of Virginia

Paul F. Nezi

Senior Vice President, Market Growth

Previously, Senior Vice President, Virginia Group Business; Senior Vice President, Marketing and Sales; Senior Vice President, Marketing and Underwriting; joined Trigon in 1996; prior, ChoiceCare Executive Vice President and Chief Marketing Officer; Vice President of Marketing and Sales, Lexis-Nexis; Marketing and Sales, IBM and Xerox; M.B.A., Corporate Finance, Wharton Graduate School, University of Pennsylvania

Timothy P. Nolan

Senior Vice President, Corporate Development

Joined Trigon in 1996; prior, McKinsey & Company; venture capital and investment banking; M.B.A., Harvard University, Graduate School of Business Administration

Thomas A. Payne

Senior Vice President, Corporate Audit

Previously, Director and Vice President, Corporate Audit; joined Trigon in 1976; M.B.A., University of Richmond

Peter L. Perkins

Senior Vice President and Chief Actuary

Previously, Director and Chief Actuary; joined Trigon in 1983; Fellow, Society of Actuaries; BS, Actuarial Science, University of Illinois

David P. Wade

Senior Vice President, Marketing

Previously, Senior Vice President, Government and Individual Business; Senior Vice President, Trigon HMOs; joined Trigon in 1991; prior, KPMG LLP; M.B.A., University of Virginia; BS, Physics, Carnegie-Mellon University

J. Christopher Wiltshire

Senior Vice President, General Counsel and Corporate Secretary

Joined Trigon in 1996; prior, partner, McGuire, Woods, Battle & Boothe LLP; J.D., University of Virginia

BOARD OF DIRECTORS

(Age on December 31, 2001) Year elected to Board

Thomas G. Snead, Jr.
(48) 1999
Chairman and Chief Executive Officer,
Trigon Healthcare, Inc.
Richmond

Lenox D. Baker, Jr., M.D.
(60) 1985
Mid-Atlantic Cardiothoracic Surgeons, Ltd.
Norfolk

A. Hugh Ewing, III
(58) 2000
President, *Ewing Monroe Bemiss & Co.*
Richmond

Robert M. Freeman
(60) 1993
Retired Chairman of the Board and Chief Executive Officer,
Signet Banking Corp.
Richmond

William R. Harvey, Ph.D.
(60) 1992
President, *Hampton University*
Hampton

Gary A. Jobson
(51) 1987
President, *Maritime Productions, Inc.*
Annapolis

Joseph S. Mallory
(64) 2000
Retired Senior Vice President,
Booz•Allen & Hamilton, Inc.
New York

Donald B. Nolan, M.D.
(61) 1983
Roanoke Neurological Center
Roanoke

William N. Powell
(57) 1980
President, *Salem Tools, Inc.*
Salem

John Sherman, Jr.
(56) 2000
President, Chief Executive Officer,
Scott & Stringfellow, Inc.
Richmond

R. Gordon Smith, Esq.
(63) 1995
Partner, *McGuireWoods LLP*
Richmond

Jackie M. Ward
(63) 1993
President and Chief Executive Officer,
Intec Telecom Systems
Atlanta

Corporate Headquarters

Trigon Healthcare, Inc.
2015 Staples Mill Road
Richmond, Virginia 23230
Telephone: (804) 354-7000

Mailing Address

P.O. Box 27401
Richmond, Virginia 23279

Internet

http://www.trigon.com

Annual Meeting

The Annual Meeting of Shareholders of Trigon Healthcare, Inc. will be held at 9:00 a.m. on Wednesday, April 24, 2002 at Trigon's headquarters, 2015 Staples Mill Road, Richmond, Virginia.

Stock Exchange Listing

Trigon Healthcare's Class A Common Stock is listed on the New York Stock Exchange under the symbol TGH.

SEC Form 10-K

Upon request, the Company will provide a copy of its Annual Report to the Securities and Exchange Commission on Form 10-K. Requests should be addressed to Trigon's Investor Relations Department at (804) 354-3224.

Stock Transfer Agent and Registrar

Correspondence, stock transfer requests and address change notifications should be sent to the following:

Trigon Shareholder Services
c/o National City Bank
P.O. Box 92301
Cleveland, Ohio 44193-0900
Phone: 1-800-619-1697 (toll free)
8:00 a.m.–5:00 p.m. (Eastern Time)
Monday–Friday, excluding holidays.

By Courier:
Trigon Shareholder Services
c/o National City Bank
Corporate Trust Operations,
Locator 5352
3rd Floor–North Annex
4100 West 150th Street
Cleveland, Ohio 44135-1385

Please include your name, address and telephone number with all correspondence. When sending stock certificates, please send registered and insured with return receipt.

Independent Auditors

KPMG LLP
Richmond, Virginia

Outside Counsel

McGuireWoods LLP
Richmond, Virginia

Investor Information

Shareholders, registered representatives, financial analysts, portfolio managers and other investors seeking further information about Trigon Healthcare should contact Trigon's Investor Relations Department at (804) 354-3224 or e-mail to investors@trigon.com.

Public Information

Members of the media and others seeking general information about Trigon Healthcare should contact Trigon's Media Relations Department at (804) 354-3609.

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TRIGON®

2015 Staples Mill Road
P.O. Box 27401
Richmond, VA 23279
(804) 354-7000
www.trigon.com

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